TITLE> 1994 SUMMARY

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META NAME="Generator" CONTENT="Microsoft Word 97"

First Au Strategies Corp.

SUMMARY REPORT

ON THE

THORN PROPERTY

Located in the Sutlahine River Area

Atlin Mining Division

NTS 104K/10W

58o 32' North Latitude

132o 47' West Longitude

-prepared for-

FIRST AU STRATEGIES CORP.

Suite 2100, 1177 West Hastings Street

Vancouver, British Columbia, Canada

V6E 2K3

-prepared by-

Jim Lehtinen, P.Geo.

4317 Briardale Road

Courtenay, British Columbia

Canada

V9N 9R7

May, 2002

SUMMARY

The Thorn property consists of 207 claim units covering approximately 52 km2 of mountainous terrain in northwestern British Columbia, 130 kilometres southeast of Atlin. Access to the property is currently by helicopter and float-plane, with the nearest road 50 kilometres to the southeast. Rimfire Minerals Corporation has an option to acquire 100% interest in the property.

The Thorn property has been sporadically explored since the early 1960's. Rimfire optioned the core of the property in March 2000, recognizing strong similarities in alteration, vein mineralogy, structure and areal extent to the 6.3 million ounce El Indio high-sulphidation epithermal gold-copper deposit in Chile. Later this year, Rimfire flew a 384 line-kilometre airborne geophysical survey, staked 135 claim units and carried out geological and geochemical fieldwork.

The Thorn high-sulphidation system is hosted by feldspar-quartz-biotite porphyry of the Late Cretaceous Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanics and is flanked to the northeast by coeval subaerial volcanics. The stock measures 1,500 x 3,500 metres, elongated along a major northwesterly-trending structure marked by a nine kilometre magnetic low. The stock was not the "causative" intrusion for the high-sulphidation system, but formed a brittle, relatively unreactive lithology which allowed development of dilational fractures and migration of the acidic, high-sulphidation fluids. All known high-sulphidation mineralization is hosted within the Thorn Stock; other styles predominate elsewhere on the property. In the high-sulphidation system, individual veins and vein swarms are enveloped by 10-100 metre wide zones of intense sericite-clay-pyrite alteration, which weather to form vivid yellow jarosite gossans. These zones are flanked by narrower bands of weak clay-sericite-chlorite alteration within pervasively chloritized porphyry. Veining dominantly strikes 060-100 degrees and dips steeply to the south.

Three types of high-sulphidation veining are present: (a) massive pyrite-enargite-tetrahedrite (MP, Catto veins); (b) quartz-pyrite-enargite-tetrahedrite with silver sulphosalts (Tamdhu, I, L, F zones); and, (c) low sulphide/sulphosalt quartz breccias (B Zone). All three types host significant gold, silver and copper grades, but the second type is generally the richest, with the best sample assaying 22.1 g/tonne Au and 2400 g/tonne Ag.

The soil geochemical survey revealed highly anomalous values from several areas on the Thorn Grid. Anomaly 1, measuring 250 x 300 metres, returned up to 116 ppm Ag, 733 ppb Au, 7219 ppm As and 7643 ppm Pb from soil samples in an area with no record of previous mapping or prospecting. Twenty silt samples were taken in 2000, all of which exceeded the region's 90th percentile in at least four elements of interest. Several highly anomalous creeks drain known mineralization; another four have yet to be explained.

The airborne survey revealed a resistivity low which encompasses the intensely altered portion of the Thorn Stock and most of the known high-sulphidation veins. However, approximately two-thirds of the resistivity low extends north over a till-covered area which is not amenable to surface geological and geochemical exploration. The survey also showed 26 weak EM conductors within the Thorn Stock, mainly covered but in the vicinity of strong sericite-clay-pyrite alteration; these are thought to represent undiscovered sulphide-sulphosalt veins.

The Thorn high-sulphidation epithermal veining is currently the most attractive exploration target on the Thorn property, but three other styles of mineralization deserve further work: (a) arsenopyrite-bearing veins near the Thorn Stock contact, including the G Zone, which assayed 57.4 g/tonne Au across 2.0 metres; (b) porphyry Cu Mo Au mineralization, such as the Cirque Zone and potentially at depth below the Thorn high-sulphidation system; and (c) poorly understood mineralization within the 400 x 2,000 metre Outlaw multi-element soil geochemical anomaly, located five kilometres to the southeast of the Thorn high-sulphidation system.

Compilation of historical data and results from the 2000 program suggests that the geological setting of the Thorn property is strongly analogous to the El Indio high sulphidation epithermal deposit. The Thorn property warrants further advanced exploration. A $300,000 (Canadian) program involving geological mapping and prospecting, structural mapping and diamond drilling is recommended for the Thorn property.

SUMMARY REPORT ON THE THORN PROPERTY

TABLE OF CONTENTS

SUMMARY Page

1.0 INTRODUCTION AND TERMS OF REFERENCE 1

2.0 DISCLAIMER 1

3.0 PROPERTY DESCRIPTION AND LOCATION 1

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY 2

5.0 HISTORY 2

6.0 GEOLOGICAL SETTING 6

6.1 Regional Geology 6

6.2 Property Geology 7

6.2.1 Lithologies 7

6.2.2 Structure 9

7.0 DEPOSIT TYPES 9

8.0 MINERALIZATION AND ALTERATION 10

8.1 Veins within the Thorn Stock 11

8.2 Veins near the Thorn Stock 16

8.3 Other Showings 18

9.0 EXPLORATION (2000) 20

9.1 1986 Core Re-Logging and Sampling. 20

9.2 Whole Rock Geochemistry 21

9.3 Geochemistry 21

9.3.1 Silt Geochemistry 21

9.3.2 Soil Geochemistry 22

9.4 Airborne Geophysics 24

9.4.1 Magnetics 24

9.4.2 Resistivity 25

9.4.3 Electromagnetic Conductors 26

10.0 SAMPLING METHOD AND APPROACH 26

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY 27

12.0 DATA VERIFICATION 27

13.0 INTERPRETATION AND CONCLUSIONS 27

14.0 RECOMMENDATIONS 28

      Program 28
      Budget 29

APPENDICES

Appendix A Bibliography

Appendix B Quality Control / Quality Assurance

Appendix C Geologist's Certificate

LIST OF TABLES

Page

Table 3.0.1 Claim Data 1

Table 5.1.1 Thorn Exploration Programs 2

Table 6.2.1.1 Thorn Lithologic Units 8

Table 8.1.1 Metal Ratios (Veins in Thorn Stock) 11

Table 8.1.2 MP Vein Mineralization 12

Table 8.1.3 Catto Vein Mineralization 12

Table 8.1.4 Tamdhu Vein Mineralization 13

Table 8.1.5 Other Jarosite Bluff Veins 13

Table 8.1.6 I Zone Mineralization 14

Table 8.1.7 F Zone Mineralization 14

Table 8.1.8 L Zone Mineralization 15

Table 8.1.9 B Zone Mineralization 15

Table 8.1.10 Other Veins within the Thorn Stock 16

Table 8.2.1 Metal Ratios (Veins Peripheral to Thorn Stock) 17

Table 8.2.2 Gee Creek - Gelb Creek Mineralization 17

Table 8.2.3 E Zone Mineralization 17

Table 8.2.4 A Zone Mineralization 18

Table 8.3.1 Metal Ratios (Other Showings) 18

Table 8.3.2 Cirque Zone Mineralization 18

Table 8.3.3 Outlaw Zones Mineralization 19

Table 8.3.4 Bungee Zone Mineralization 19

Table 9.1.1 1986 Drilling: Significant Intersections 20

Table 9.3.1.1 Silt Samples 21

Table 9.3.2.1 Soil Geochemistry Percentiles 22

Table 9.3.2.2 Soil Geochemistry Correlation Matrix 22

Table 9.3.2.3 Thorn Grid Soil Anomalies 23

LIST OF FIGURES FollowingPage

Figure 1 Location Map 1

Figure 2 Claim Map 1

Figure 3 Regional Geology 6

Figure 4 Property Geology 7

Figure 5 Au in soils .22

Figure 6 Cu in soils 22

Figure 7 Total Field Magnetics .24

Figure 8 7200 Hz Resistivity 25

1.0 INTRODUCTION AND TERMS OF REFERENCE

Given his fieldwork on the Thorn property in 1991 and 2000, the author was requested by First Au Strategies Corp. to examine the data on the Thorn property and provide a technical report in compliance with National Instrument 43-101. The Thorn property covers a series of spectacular jarosite gossans and enargite-tetrahedrite-pyrite veins in the Sutlahine River area of northwestern British Columbia (Figure 1). It had been sporadically explored since the early 1960's for various exploration targets, culminating in an eight-hole diamond drilling program in 1986. Recognizing strong similarities to the 6.3 million ounce El Indio high-sulphidation epithermal gold-copper deposit, Rimfire Minerals Corporation optioned the Thorn property in March 2000, flew an airborne geophysical survey in July, enlarged the ground position to 52 km2 in August and carried out fieldwork in August and September. Equity Engineering Ltd. was contracted and executed the 2000 Thorn fieldwork and reported on its results. The author was employed by Equity Engineering Ltd., as a geologist, during the term of the 2000 field exploration of the Thorn property and has visited a number of the occurrences and is familiar with the property. In addition the author supervised a program on the Outlaw area of the Thorn property in 1991. Based on historical information and results of the 2000 program, provided by Equity Engineering Ltd., further exploration of the Thorn property is recommended.

2.0 DISCLAIMER

Equity Engineering Ltd. provided information regarding the 2000 exploration program conducted on behalf of Rimfire Minerals Corporation by Equity Engineering Ltd. as well as historical data regarding the Thorn property. There is no reason to believe that any of this information is incorrect and portions were validated by the author in the field.

3.0 PROPERTY DESCRIPTION AND LOCATION

The Thorn property (Figure 2) consists of 10 mineral claims totalling 207 contiguous units in the Atlin Mining Division of British Columbia, as summarized in Table 3.0.1. Records of the British Columbia Ministry of Energy and Mines indicate all claims are owned by Rimfire Minerals Corporation. Separate documents indicate that the claims are held under option from Kohima Pacific Gold Corporation, R. Terry Heard and Jean Marc Thomas, who have granted Rimfire an option to acquire 100% of the property by carrying out exploration and making cash and share payments. Other documents indicate that First Au Strategies Corp. has an option agreement to acquire 51% interest in the Thorn property by making cash payments, issuing common shares in its capital stock and by incurring exploration expenditures as outlined in a prescribed schedule.

Table 3.0.1

Claim Data
Claim Name	Mineral Tenure	No. of Units	Record Date	Expiry Date
Check-mate	320695	20	September 2, 1993	December 31, 2006
Stuart 1	360714	20	November 21, 1997	December 31, 2006
Stuart 2	360715	16	November 21, 1997	December 31, 2005
Stuart 3	360716	16	November 21, 1997	December 31, 2005
Thorn 1	379825	20	August 18, 2000	December 31, 2006
Thorn 2	379826	20	August 18, 2000	December 31, 2005
Thorn 3	379827	20	August 18, 2000	December 31, 2005
Thorn 4	379828	20	August 18, 2000	December 31, 2005
Thorn 5	379829	20	August 18, 2000	December 31, 2005
Thorn 6	379830	20	August 18, 2000	December 31, 2005
Thorn 7	379831	15	August 18, 2000	December 31, 2005
		207

The Thorn property lies in the Coast Range Mountains of northwestern British Columbia, approximately 130 kilometres southeast of Atlin, 120 kilometres northwest of Telegraph Creek and 160 kilometres west of Dease Lake (Figure 1). The property lies within the Atlin Mining Division, centred at 58 32' north latitude and 132 47' west longitude.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Thorn property is by helicopter from bases in Atlin or Dease Lake. Float planes can land on Trapper Lake (10 kilometres southeast of the Thorn) and King Salmon Lake (20 kilometres north of the Thorn). In the early 1960's, ski-equipped planes landed immediately east of the Thorn property, along the broad pass at the head of Camp Creek (Figures 3 & 4). The Golden Bear Mine, 50 kilometres to the southeast, provides the closest road access.

The Thorn property covers the lower part of a major tributary (named "La Jaune Creek" by previous workers) which flows northwesterly into the Sutlahine River, itself a tributary of the Inklin and Taku Rivers. La Jaune Creek and some of its tributaries form deeply incised canyons within generally rugged, mountainous and glaciated terrain. Elevations range from 340 metres on the Sutlahine River flood-plain to over 2100 metres for the peak on the Thorn 4/6 claim boundary

Most of the property is below treeline, which lies at about 1200 metres, and is covered by mature hemlock, fir and spruce with open patches of devil's club and tag alder. The lower part of La Jaune Creek valley was burned over about ten years ago. Both summer and winter temperatures are moderate although annual rainfall may exceed 200 centimetres and several metres of snow commonly fall at higher elevations. The property can be worked from early June until early October.

5.0 PROPERTY EXPLORATION HISTORY

Table 5.1.1 summarizes all known exploration work carried out on the ground currently comprising the Thorn property.

Table 5.1.1

Thorn Exploration Programs
Program/Zones	Geochemistry	Geophysics	Drilling	Reference
Kennco (1959)
A?	silts, rocks			Barr (1989)
Julian (1963)
A, B, C	300 soils, rocks	Ground: magnetics	4 DDH (EQ): 71m	Adamson (1963); BCDM Annual Report (1963, p. 6)
Julian (1964)
A, B, C, D, E, F, G, H, I, J, K, L, M, P, Q, Cirque, West	?	Ground: IP		Adamson (1964)
Julian (1965)
A, B, E, F, G, I, P, Q, West	rocks	Ground: IP, magnetics	5 DDH (EQ): 244m	Adamson (1965a)
Julian (1965)
Cirque	?	Ground: IP, magnetics	2 DDH (EQ): 61m 6 DDH (BQ): 828m	Adamson (1965b)

Table 5.1.1 (continued)

Thorn Exploration Programs
Program/Zones	Geochemistry	Geophysics	Drilling	Reference
American Uranium (1969)
B, C, L, M	57 silts, 143 soils, rocks	Ground: magnetics		Sanguinetti (1969)
American Uranium (1969)
Cirque	300 soils, rocks	Ground: magnetics		Sanguinetti (1969)
J.R. Woodcock (1981)
	11 silts, 31 rocks			Woodcock (1982)
Chevron (1982)
Outlaw				Brown and Shannon (1982)
Inland Recovery (1983)
B, D	37 silts, 435 soils, 5 rocks	Ground: VLF-EM		Wallis (1983)
Chevron (1983)
Outlaw	208 soils, 42 rocks			Walton (1984)
Inland Recovery & American Reserve (1986)
B, Catto			8 DDH (NQ): 688 m	Woodcock (1987)
Chevron (1987)
Outlaw			4 DDH (HQ/NQ): 654m	Moffat and Walton (1987), Walton (1987)
Shannon (1989)
Outlaw	heavy minerals			Cann and Lehtinen (1991)
Gulf International (1989)
Rocks
Glider (1991)
Outlaw	469 soils, 232 rocks		(4 DDH?)	Cann and Lehtinen (1991)
Clive Aspinall (1994)
B, Catto			Core sampling	Aspinall (1994)
Kohima Pacific (1998)
B, Catto, MP	2 rocks		Core sampling	Poliquin and Poliquin (1998)
Rimfire Minerals (2000)
A, B, E, F, G, I, L, MP, Tamdhu, Catto, Whiz, Cirque, Outlaw, Bungee	20 silts, 553 soils, 121 rocks, 9 whole rocks	384 line-km airborne EM, magnetics	Core sampling	Awmack; Smith (2000)
Totals	>125 silts, >2,408 soils, >433 rocks, 9 whole rocks	Ground: magnetics, IP Airborne: EM, magnetics	35 DDH: 2,546m (8,353')

The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program. Kennco took a Cu-anomalous silt sample from the mouth of Camp Creek and followed it 1000 metres upstream, where they took a "37-metre chip sample across a silicified zone containing massive pyrite at a fault-controlled contact between chert breccia and volcanic fragmentals [which] assayed 0.34% Cu, 3.5 oz silver/ton and 0.04 oz gold/ton" (Barr, 1989). It is not clear to which showing this refers, although it may have been the A Zone.

Julian Mining Company, the Canadian arm of Anaconda, staked the Thorn property in 1963. They carried out three field seasons of mapping and prospecting, discovering 17 mineral showings of three main types: quartz-pyrite-tetrahedrite-enargite veins (Zones B, C, D, F, I, L and M); structurally-controlled chalcopyrite-pyrite-quartz+arsenopyrite veins and replacement zones (Zones A, E, G and H) and areas of widespread, low-grade disseminated chalcopyrite (J, P and Cirque Zones). Limited diamond drilling was carried out in 1963 (4 holes; 71m) and 1965 (4 holes; 179m) on the A Zone, a quartz-barite-chalcopyrite-pyrite vein immediately south of the Thorn Stock. The best A Zone core intersection graded 2.40% Cu, 201 g/tonne Ag and 1.4 g/tonne Au over 2.4 metres. On the Check-mate claim, Zone B consisted of six large angular quartz boulders with finely disseminated sulphides which averaged 1.20% Cu, 6.9 g/tonne Au and 275 g/tonne Ag. One hole (65m) was drilled upslope from the boulders in 1965, without intersecting their source. The porphyry-style Cirque Zone, on the current Thorn 3 and 4 claims, was discovered in 1964. Following magnetic, IP and soil geochemical surveys, it was drilled in 1965 (8 holes; 889m), with the best intersection grading 0.19% Cu and 0.07% MoS2 over 10.7m. The remaining zones were evaluated by hand-trenching, chip sampling, limited soil sampling and reconnaissance magnetic and induced polarization survey lines (Adamson, 1963-65).

In 1969, American Uranium Limited carried out work on two small claim groups: the Ink, which covered the Thorn enargite-pyrite-tetrahedrite veins near the mouth of Camp Creek and the Lin over the Cirque Zone. Mapping of the Ink claims showed altered quartz-feldspar porphyry of the Thorn Stock to extend at least 2500 metres down La Jaune Creek from the mouth of Camp Creek, accompanied by Cu-bearing silt samples. Their best trench assayed 8.6 g/tonne Au and 312 g/tonne Ag (with only 0.03% Cu) across 3.7 metres, from the B Zone. On the Cirque Zone, American Uranium outlined a coincident Cu+Mo soil geochemical anomaly over an area 500 metres in diameter (Sanguinetti, 1969).

The Thorn showings were re-staked as the Daisy claims in 1981 by J. R. Woodcock, who carried out limited silt sampling and collected rock samples for geochemical and petrographic analysis (Woodcock, 1982). In 1983, Inland Recovery Group Ltd. acquired the Daisy claims and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. The soil grid consisted of an 800-metre base-line trending 060 degrees with perpendicular cross-lines spaced 50 metres apart and sampled at 25 metre intervals. Strong Ag+Au+Cu+Zn soil geochemical anomalies were revealed along Camp Creek and extending 600 metres westerly from the B Zone (Wallis, 1983; Woodcock, 1986).

In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes from three drill sites within the soil geochemical anomaly extending west from the B Zone. Core was altered and variably mineralized throughout, but only the highest-grade sections were split and analyzed. The best intersection was reported as 2.77 metres grading 3.78% Cu, 2.0 g/tonne Au and 153 g/tonne Ag, taken from hole 86-6; unsampled intervals within reported sections were assumed to be barren (Woodcock, 1987).

In 1989, the Daisy claims were optioned to Gulf International Minerals who carried out poorly-documented chip sampling of some pyrite-enargite-tetrahedrite showings. No assays are available from this work and the claims were allowed to lapse.

The Thorn showings were re-staked in 1993 as the Check-mate claim by Clive Aspinall of Atlin. The following year, he split an addition 31 core samples from the 1986 drilling, commissioned petrographic analysis of six core specimens and a float boulder and re-interpreted the 1986 drill sections (Aspinall, 1994). Kohima Pacific Gold Corporation staked the Stuart 1-3 claims in 1997 and optioned the Check-mate claim in 1998. Kohima discovered the MP Vein near the mouth of Camp Creek; this massive pyrite-enargite vein assayed 6.88% Cu and 179.0 g/tonne Ag across 0.5 metres. An additional 11 core samples were taken from the 1986 drilling and 84 PIMA readings were taken from holes 86-1, 86-3 and 86-6, showing the predominance of illite, pyrophyllite and dickite in altered core (Poliquin and Poliquin, 1998).

Chevron Canada Limited staked the Outlaw 1-4 claims immediately southeast of Woodcock's Daisy claims in 1981. In 1982, Chevron ran soil lines up ridges and over a rough grid at 200 x 100 metre spacings, indicating the presence of a strong Au+Ag+As+Sb+Cu+Pb soil geochemical anomaly over an area of 400 x 1,600 metres (Brown and Shannon, 1982). The following year, a 50 x 50 metre soil grid was sampled over the heart of the anomaly. Five trenches were blasted across an easterly-trending quartz-arsenopyrite-tourmaline vein, encountering only low gold and silver values (Walton, 1984). In 1985, five more trenches were blasted further east in a zone of intense clay alteration coincident with high As-Sb soil geochemical values, but no data was filed for assessment. In 1987, four holes were drilled along one section from two sites within this clay alteration zone. Drill hole 0-5 had the best gold intersection of 8.3 g/tonne over 0.95 metres, with many other assays in the range of 1-3 g/tonne Au throughout the core. Antimony and arsenic were highly anomalous and could be correlated to stibnite and arsenopyrite in the core (Walton, 1987).

In 1988, Shannon Energy Ltd. optioned the Outlaw property and carried out heavy mineral analysis of talus and silt samples, but no work was filed. Glider Developments Inc. acquired the property in 1991 and laid out 12.4 line-km of soil grid over the heart of Chevron's soil geochemical anomaly. Vuggy quartz-pyrite-galena vein float from the clay alteration zone drilled by Chevron assayed up to 22.9 g/tonne Au (Cann and Lehtinen, 1991). Glider may also have drilled four holes on the Outlaw, but this work was never recorded and has not been confirmed.

In February 2000, Rimfire Minerals Corporation optioned the Check-mate and Stuart 1-3 claims, attracted by the Thorn's similarities to El Indio-style high-sulphidation epithermal systems. An airborne geophysical survey was conducted in July, based out of a fishing camp on Little Trapper Lake. Rimfire staked the Thorn 1-7 claims in August to extend the property over the Outlaw soil geochemical anomaly, the Cirque Cu porphyry prospect, the projected extension of the Thorn Stock to the northwest along La Jaune Creek and several airborne EM conductors. Grid-based mapping, prospecting and soil geochemistry was carried out in August/September, with air support provided on a charter basis by Discovery Helicopters and Apex Air Charters, both of Atlin, British Columbia.

A total of 384 line-kilometres of helicopter-borne EM and magnetics were flown in July, using an A-Star B-2 helicopter from West Coast Helicopters. Most of the survey lines were oriented at 140, roughly perpendicular to the majority of veining in the Thorn Stock, with lines spaced 100 metres apart in the core area of interest and 200 metres apart elsewhere on the property. Crosslines at 050 degrees were flown at 200 metre intervals in the vicinity of Camp Creek, in order to cut any structures running parallel to La Jaune Creek. The airborne survey was contracted to Fugro Airborne Surveys of Mississauga Ontario, who have reported separately on their procedures and results (Smith, 2000).

The August/September program of geological mapping, prospecting and soil sampling focused on the high-sulphidation veining within the Thorn Stock, centred on the fly camp at the junction of Camp and La Jaune creeks. The Thorn Grid was designed to cover previously-reported soil geochemical anomalies, prominent clay-sericite alteration and pyrite-enargite-tetrahedrite veining. An 1100-metre baseline (5000N) was cut and tight-chained at 050 degrees from La Jaune Creek. On the west side of La Jaune Creek, a second baseline (5500N) was flagged for 475 metres at 230 degrees from La Jaune Creek. Perpendicular cross-lines were run 100 metres apart, using compass, hipchain and clinometer. Lines were marked by orange flagging, and soil sampling stations at 25-metre intervals by orange and blue flagging and a Tyvek tag. In addition, two lines of contour soil samples were run, one over the Cirque copper porphyry prospect and another in the Amarillo Creek area.

Most of the mapping and prospecting were carried out at 1:2,500 scale in the vicinity of Camp and La Jaune Creeks, using a topographic orthophoto prepared by Westnet Information Systems of Parksville. A few reconnaissance traverses were also done to investigate the Cirque Zone, the Outlaw showings and the northwestern corner of the property. Sites of the 121 rock samples and 20 silt samples were marked with pink and blue flagging and an aluminum tag. Six specimens were described petrographically by PetraScience Consultants.

Core from the 1986 diamond drilling was found in excellent condition at the 2000 camp site. It was re-logged and all previously unsampled portions were split for analysis. Most core, rock, soil and silt samples were analyzed by Acme Analytical Laboratories of Vancouver for Au and 30-element ICP, using an aqua regia digestion; a few were analyzed by Chemex Labs of North Vancouver. Pulp assays were carried out for high geochemical values of Au, Ag, Cu, Pb or Zn; the assays were used for plotting and calculations. "Metallics" assays for Au were carried out when geochemical values exceeded 10,000 ppb Au. Nine of the rocks were also submitted for 26-element whole rock ICP analysis at Acme. The procedures, results and conclusions of the sampling quality control/quality assurance program are summarized in Appendix B.

6.0 GEOLOGICAL SETTING

6.1 Regional Geology

The area around the Thorn property is underlain by mid-Paleozoic and Triassic island arc successions, Late Triassic and Jurassic sediments of the Whitehorse Trough and bimodal Late Cretaceous to Eocene volcanics and associated intrusives (Figure 3). The most recent regional mapping (Figure 3) around the Thorn property was carried out from 1958-60 at a scale of 1:250,000 (Souther, 1971). Mihalynuk et al (1995) of the BCGS mapped the next 1:50,000 sheet to the west, providing additional insight into stratigraphic relationships and ages.

Paleozoic Stikine Assemblage strata (Unit 4) consist mainly of fine-grained, dark clastic sedimentary rocks and intercalated volcanics, with lesser chert, jasper, wacke and limestone. They have been intensely folded and variably foliated. These have been intruded by fine- to medium-grained, foliated quartz diorite and granodiorite (Unit 6), thought to be Early to Middle Triassic in age. Souther (1971) mapped a broad band of Upper Triassic Stuhini Group rocks (Unit 7) in the vicinity of the Thorn property, comprising mainly submarine basaltic volcanics with minor volcanic sandstone, wacke and siltstone. It should be noted that on the NTS sheet west of the Thorn, the subaerial portion of Souther's Stuhini Group was reassigned to the Sloko Group by Mihalynuk et al (1995). Souther differentiates a "King Salmon Formation" (Unit 8) dominated by well-bedded clastic sediments within the Stuhini Group; the formational designation has since been abandoned.

The Stuhini Group is unconformably overlain by Upper Triassic limestone and lesser sandstone, argillite and chert of the Sinwa Formation (Unit 9). The Sinwa Formation, in turn, is disconformably overlain by the Lower to Middle Jurassic clastic sediments of the Laberge Group. Souther subdivided the Laberge Group into coarse clastic rocks of a near-shore facies (Takwahoni Formation - Unit 11) and finer clastics of an off-shore facies (Inklin Formation - Unit 10).

In the Late Jurassic, the northwesterly-trending King Salmon Fault was active along the Sinwa Formation, thrusting it southward over the Laberge Group. South of the King Salmon Fault, this was accompanied by broad, symmetrical, northwesterly-trending folds, many of which are doubly plunging.

The late Mesozoic was also marked by intrusion of the Central Plutonic Complex (Unit 13), and stocks and dykes of hornblende-biotite granodiorite (Unit 12a), biotite-hornblende quartz diorite (Unit 12b), hornblende diorite (Unit 12c) and augite diorite (Unit 12d). The Central Plutonic Complex includes a wide variety of intrusive phases of differing ages, along with minor migmatite and gneiss pendants. The Red Cap porphyry stock, located 35 kilometres northwest of the Thorn and assigned by Souther to Unit 12a, was dated at 87.3+0.9 Ma by Ar-Ar methods (Mihalynuk, pers. comm. 2000).

Subaerial bimodal volcanics of the Sloko Group (Unit 14) unconformably overlie a high-relief paleosurface etched into the Mesozoic and Paleozoic rocks. The majority of the Sloko Group volcanics are pyroclastic; andesite and trachyte alternate with lesser amounts of dacite and rhyolite. They are accompanied by epiclastic sediments, some of which contain coalified plant debris. The Sloko Group is characterized by numerous volcanic centres, rapid facies changes and synvolcanic high-angle faulting. Most of the Sloko strata are flat-lying or gently tilted. They are thought to be extrusive equivalents to high-level, multiphase quartz monzonite, diorite and granite stocks and plutons (Unit 16). Souther mapped felsite and quartz-feldspar porphyry intrusions (Unit 15) in a northwesterly-trending band through the Thorn property, spatially associated with the volcanics he included in the Sloko Group. These intrusions are aphanitic to fine-grained and are commonly porphyritic, with small feldspar and quartz phenocrysts. There are generally <3% mafic minerals, occurring as fine flecks of biotite or hornblende in the matrix or less commonly as small phenocrysts. They cut all other rocks in the area, but have ambiguous relations with respect to Units 14 and 16; Souther thought them to be high-level phases of Unit 16 and subvolcanic to Unit 14. The Thorn Stock, assigned to Souther's Unit 15, has been dated at 87.8 Ma by Ar-Ar methods (Panteleyev, pers. comm., 1999), essentially the same as the Red Cap Stock. At Tutshi Lake west of Atlin, Mihalynuk et al (1994) date the Sloko Group and its comagmatic intrusions at 55 Ma. No dates are available for the "Sloko Group" in the vicinity of the Thorn property, but if the Thorn Stock date is valid, it would appear that it and its associated volcanics could be considerably older than the true Sloko Group as mapped around Atlin and correspond to a separate, unnamed, magmatic episode.

6.2 Property Geology

Property geology in Figure 4 has been compiled from Adamson (1965b), Walton (1984), Evans (1991) and Awmack (2000).

6.2.1 Lithologies

The southern and western parts of the Thorn property are underlain by a package of Triassic and Jurassic mafic volcanics and marine sediments (Figure 4). In the vicinity of La Jaune Creek, the Triassic Stuhini Group rocks trend southeasterly and dip moderately to the northeast. A major northwesterly-trending structure along La Jaune Creek was intruded by the Late Cretaceous Thorn Stock, which is flanked to the northeast by coeval(?) subaerial volcanics. Age relationships of monzonite and granodiorite stocks in the northeastern part of the property are not clear; they may be Late Cretaceous or younger. Table 6.2.1.1 summarizes the characteristics of rock units on the Thorn property.

Table 6.2.1.1

Thorn Lithologic Units

LATE CRETACEOUS OR TERTIARY

KTIN INTRUSIVE DYKES, SILLS AND STOCKS

KTIN1 Rhyolite dykes and sills: aphanitic or feldspar+quartz-phyric.

KTIN2 Biotite-hornblende granodiorite: fine- to coarse-grained, local miarolitic cavities.

KTIN3 Basalt/andesite dykes: fine-grained, dark green to brown, aphyric or feldspar-phyric, calcite amygdules common. Weakly magnetic.

KTIN4 Monzonite and diorite

KTIN5 Hornblende lamprophyre dykes

UPPER CRETACEOUS

uKSV SUBAERIAL VOLCANICS

uKSV1 Dacitic/andesitic tuff, lapilli tuff and block tuff: Maroon to grey-brown, matrix-supported.

UKSV2 Rhyolitic tuff and agglomerate

uKSV3 Rhyolite

uKSV4 Andesite

uKSV5 Basalt

uKSV6 Ash tuff

LATE CRETACEOUS

Thorn Stock

uKPO GRANODIORITE PORPHYRIES

uKPO1 Coarse-grained feldspar-quartz-biotite porphyry: 15-40% anhedral 1-5mm feldspar, 15-30% euhedral equant 3-6mm glassy quartz and 5-15% euhedral equant 3-6mm biotite phenocrysts.

UKPO2 Fine-grained feldspar-quartz-biotite porphyry: 30% anhedral 0.5-2mm feldspar, 0-5% subhedral 2-4mm quartz and 5% euhedral equant 4mm biotite phenocrysts.

LOWER TO MIDDLE JURASSIC

Laberge Group - Takwahoni Formation

lJTF CLASTIC SEDIMENTS

UPPER TRIASSIC

Sinwa Formation

uTSF LIMESTONE AND LESSER CLASTICS

uTSF1 Limestone

uTSF2 Argillite

Stuhini Group

uTMV MAFIC VOLCANICS

uTMV1 Pillow basalt

uTMV2 Andesitic lapilli tuff

uTMV3 Massive andesite: dark green, aphyric, aphanitic to fine-grained

uTMV4 Feldspar-augite porphyry: dark green, fine- to medium-grained, sparse <1mm feldspar and augite phenocrysts

uTMS MARINE SEDIMENTS: argillite, siltstone, wacke, grit, chert, quartzite and minor limestone

uTMS1 Interbedded siltstone and wacke: well-bedded

uTMS2 Argillite

Most of the 2000 mapping was confined to the 1,500 x 3,500 metre Thorn Stock, which is composed entirely of two related feldspar-quartz-biotite porphyry phases. From whole rock analysis and petrographic studies, the porphyries are granodioritic in composition. Sample 206835, taken from a relatively little-altered outcrop, showed five phenocryst types: plagioclase feldspar, quartz, biotite, elongate 0.5mm diameter amphibole and specularite (after magnetite?); no potassium feldspar was present as phenocrysts or in the matrix (Appendix D). The most widespread FQB porphyry phase is uKPO1, which is coarser-grained and relatively phenocryst-rich, although quite variable in percentage of each phenocryst. Distribution of the finer-grained, quartz-poor uKPO2 is more restricted and largely confined to the stock's border. Sharp contacts between the two phases, accompanied by changes in alteration types, were noted in drill core. Only fault contacts were observed between the Thorn Stock and the adjacent Stuhini Group volcanics.

6.2.2 Structure

A structural study of data collected from the 2000 program utilized stereonet plots and rose diagrams for the analysis of measurements of 29 unmineralized fractures, 67 veins, 14 post-mineral dykes and 16 unmineralized faults. The measurements were collected in the vicinity of the Thorn Stock and it is apparent from them that:

    most structures are steeply-dipping to subvertical;

    one group of unmineralized fractures trends 150 to 170 degrees, parallel to La Jaune Creek and its associated magnetic low. Presumably they were not present or not dilational during the mineralizing events;

    a second group of fractures trends 060 to 100 degrees and is commonly filled by quartz-sulphide-sulphosalt veining;

    faults are present in a variety of orientations, mineralized and unmineralized;

    most of the post-ore dykes trend 030 to 060 degrees, rather than following either major set of fractures.

A major northwesterly-trending structure has been inferred for at least nine kilometres along La Jaune Creek, marked by a prominent magnetic low. This structure appears to have controlled the emplacement of the Thorn Stock, which is elongated along it. Northwesterly-trending fracturing is common within the porphyry near La Jaune Creek, but no post-magmatic faulting has been observed or inferred at this orientation.

West of Camp Creek, altered porphyry of the Thorn Stock lies in fault contact with altered Stuhini Group andesites. A fault trending 010/90 degrees marks the contact on the northeast side of La Jaune Creek, is offset right-laterally by a second fault at 030/90 degrees along Gelb Creek and then forms the host structure for the Catto Vein further south, entirely within altered porphyry. Post-mineral andesitic dykes (KTIN3) follow both of these faults.

7.0 DEPOSIT TYPES

Geological and geochemical evidence collected to date indicate that the Thorn property is prospective for hosting high sulphidation epithermal vein mineralization hosting silver, gold and copper.

Epithermal gold deposits are shallow deposits that form from surface to two kilometres depth, at temperatures from less than 150 to 300 degrees C, and in a continuum with porphyry Cu Mo Au deposits. They are typically found in both island and continental volcano-plutonic arcs, in convergent plate settings, and commonly on the back arc side within 100 km of an active volcanic front. Epithermal gold deposits are hosted within the contemporaneous volcanic and volcanogenic sedimentary units, as well as basement units.

Epithermal systems form hydrothermal fluids of two distinct chemical compositions in contrasting volcanic environments. These differing hydrothermal fluids produce characteristic alteration and mineralization assemblages. High sulphidation systems develop from oxidized, acidic fluids generated in a volcanic-hydrothermal environment and produce alteration minerals stable in low pH environments.

Low sulphidation systems develop from fluids that have been buffered by interaction with meteoric water, resulting in reduced, near-neutral pH fluids related to those discharged by hot springs. The recognition of the style of mineralizing system is important in interpreting alteration and vectoring to mineralization.

The main target of interest on the Thorn property is the high-sulphidation epithermal system centred on the Thorn Stock. Other styles of mineralization form valid exploration targets in their own right. Some of the Stuhini-hosted quartz-carbonate-sulphide veins contain elevated gold. Geophysical evidence suggests a genetic link between the Thorn high-sulphidation system and the Outlaw Zone mineralization. High sulphidation systems commonly overlie genetically-related Cu Mo porphyry systems. Although there is no evidence at present to suggest this, a younger cryptic stage of the Thorn Stock may be a source of porphyry mineralization.

8.0 MINERALIZATION AND ALTERATION

The Thorn Stock is pervasively altered, with three main alteration styles recognized at the scale of mapping undertaken in 2000: intense sericite/clay; weak clay/sericite/chlorite and weak chlorite. In places, these alteration styles are zoned successively outward over a few tens of metres away from a mineralized vein or fault; elsewhere, the intense sericite/clay alteration covers areas hundreds of metres across, reflecting the coalescence of numerous vein/alteration systems.

The intense sericite/clay alteration is dominated by sericite, accompanied by up to 15% disseminated pyrite and variable amounts of clay minerals; pyrophyllite, dickite and possibly smectite were reported by Poliquin and Poliquin (1998). The sericite and clays completely replace feldspar and biotite phenocrysts and the matrix of the porphyry, which is still readily identifiable from the unaltered quartz phenocrysts and hexagonal casts of the biotite phenocrysts. The intense sericite/clay alteration produces vivid jarosite gossans; these are commonly steep-sided from slumping of clay-rich portions. All significant mineralization within the Thorn Stock is hosted by this style of alteration.

The intense sericite/clay alteration is flanked by a few metres or tens of metres of weak clay/sericite/chlorite alteration. This alteration, which is accompanied by 1-3% pyrite, affects the feldspar and biotite phenocrysts, but leaves them readily identifiable. Disseminated galena and sphalerite occur in the weak clay/sericite alteration flanking the B Zone, but precious metal values are low (e.g. 206833: 844 ppm Pb, 14 ppb Au). Despite its pyrite content, the clay/sericite/chlorite alteration weathers to a grey-brown, rather than the bright orange of the intense sericite/clay zone.

The remainder of the Thorn Stock is affected by weak chloritization of matrix and biotite phenocrysts, accompanied in places by calcite. Pyrite is absent, but disseminated specularite was noted in one location (#206835: 12 ppb Au). Rarely (e.g. #206846: 4 ppb Au), the feldspar phenocrysts are altered to a reddish carbonate; low manganese content indicates that it is not rhodochrosite.

Veining is abundant within intensely clay-sericite altered portions of the Thorn Stock and to a lesser extent within the intruded Stuhini Group andesites and clastics nearby. The vast majority of veins in the vicinity of the Thorn Stock strike between 060 and 100 degrees and dip steeply. There is no regular spatial variation in vein orientation; instead, veins of diverging orientation are commonly located in close proximity, filling a complex system of dilational fractures. The overall structural controls on these vein systems have not been determined.

8.1 Veins within the Thorn Stock

Several styles of veining, all common in El Indio-type high-sulphidation systems, have been recognized within intensely clay-sericite altered portions of the Thorn Stock over an area of 1,600 x 1,900 metres. These include:

    massive pyrite-enargite+tetrahedrite veins (e.g. MP Vein, Catto Vein);

    quartz-pyrite-enargite-tetrahedrite+alunite veins and veinlets (e.g. Tamdhu Vein, I Zone, F Zone and L Zone);

    sulphide-poor quartz+alunite breccia and stockwork veins with clasts of vuggy silica (e.g. B Zone).

The highest absolute Au and Ag levels are present in veining of type (b). The ratios of silver and base metals to gold decrease progressively from (a) to (c), along with increasing quartz; ratios of base metals to silver are more erratic, but also show a progressive decrease from (a) to (c). Table 8.1.1 gives metal ratios for well-mineralized samples from each vein.

Table 8.1.1

Metal Ratios (Veins in Thorn Stock)
Zone	Sample	Ag:Au	As:Au	Cu:Au	Pb:Au	Sb:Au	Zn:Au	As:Ag	Cu:Ag	Pb:Ag	Sb:Ag	Zn:Ag
a) MP	129057	299	44133	116400	1020	10973	3320	148	390	3	37	11
a) Catto	206828/29	125	8301	28774	269	1420	1288	67	231	2	11	10
b)Tamdhu	206817/18	77	1007	2998	29	619	37	13	39	0.4	8	0.5
b) I	206841	42	236	575	280	334	59	6	14	7	8	1.4
b) F	206656	85	162	680	395	373	252	2	8	5	4	3
b) L	206808	44	1435	3807	24	970	534	32	86	0.5	22	12
c) B	206811	22	95	137	41	110	41	4	6	2	5	2

Metallic mineralogy within the veins is fairly complex. Pyrite is ubiquitous, as massive aggregates and in veinlets cutting enargite. Tetrahedrite (which has been shown to be tennantite in at least the I Zone by SEM work), is commonly intergrown with enargite. In one thin section (#129057-MP Vein), enargite forms inclusions in tetrahedrite; this could show contemporaneous deposition or replacement of pre-existing enargite by tetrahedrite. In the Catto Vein, enargite forms veinlets which cut pyrite, but which are in turn cut by pyrite veinlets, indicating multiple stages of pyrite deposition. There are no inclusions in pyrite, but tetrahedrite hosts inclusions of a variety of metallic minerals: stannite (Cu2FeSnS4), chalcopyrite, galena, covellite, a Ag-telluride and possibly getchellite (AsSb3). Inclusions of stannite, galena, chalcopyrite and hubnerite (MnWO4) are present in enargite. Acanthite-argentite (Ag2S) rims galena and lines vugs. Pearcite-polybasite [Ag16As2S11-(Ag,Cu)16Sb2S11] was noted only in the Tamdhu Vein, lining vugs. No petrographic descriptions were made of F Zone mineralization, but a variably reddish tinge to the streak of enargite-tetrahedrite in some silver-rich samples suggests the presence of pyrargyrite-proustite [Ag3(Sb,As)S3].

MP Vein:

The MP Vein is a 50 centimetre wide pyrite-enargite-tetrahedrite vein exposed in a small outcrop "island" surrounded by the boulders of Camp Creek, just above its junction with La Jaune Creek. It may form part of a wider vein system, covered by the creek alluvium. The MP Vein is composed of massive medium-grained pyrite cut by irregular 1-10mm enargite-tetrahedrite seams and containing pockets of quartz. Petrographic analysis shows the presence of diaspore with the quartz, and minor chalcopyrite, galena, stannite and covellite as inclusions within tetrahedrite. Precious and base metal values do not extend into the vein's sericitized porphyry wallrock. Airborne EM conductors 60, 170, 280 and 380 metres east along strike indicate the possible strike extension of the MP Vein.

Table 8.1.2

MP Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
129057[1]	0.5	750	224g/t	33100	8.73%	765	8230	2490
129059[1]	Select	874	285g/t	42500	11.00%	1030	9570	2740
206801[2]	0.7	23	1.9	98	40	269	10	153

1MP Vein 2Hanging wall to MP Vein

Catto Vein:

The Catto Vein comprises massive pyrite, enargite and tetrahedrite in a matrix of white sericite, located within fine-grained FQB porphyry a few metres east of its fault contact with Stuhini Group andesite. The Catto Vein is recessive; on surface, it lies hidden under a thin veneer of dirt in a recent slump. The surface exposure was dug out by hand over a true width of 2.25 metres without exposing its eastern edge. To the west, its contact with the host FQB porphyry indicates that it trends 010/80 degrees E, an unusual trend for veining in the area. Hole 86-6 probably hit the Catto Vein about 50 metres north along strike and 80 metres downdip from its surface exposure, intersecting 2.8 metres (~1.7 metres TW) grading 4.0% Cu, 1.9 g/tonne Au and 156 g/tonne Ag. In the drill hole, the Catto Vein appears to fill a fault zone; 320 metres to the north across La Jaune Creek, the fault(?) contact between Stuhini andesite and the porphyry also trends 010 degrees, apparently the continuation of the same recessive fault.

Table 8.1.3

Catto Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206828	1.15	0.93g/t	99.5g/t	5451	1.68%	335	1070	1359
206829	1.10	1.20g/t	166g/t	12299	4.49%	232	1960	1371
Wt. Avg.[1]	2.25	1.06g/t	132g/t	8799	3.05%	285	1505	1365

1Weighted average of 206828 and 206829

Tamdhu Vein:

The Tamdhu Vein is exposed on the jarosite bluffs across from the junction of Camp and La Jaune Creeks. Numerous boulders of massive sulphides and vein quartz have rolled down onto the gravel bar at the base of the cliffs, including float sample 206814. The main exposure of the vein trends 080/50 degreesS, consisting of 90 cm of semi-massive pyrite-enargite-tetrahedrite and 120 cm of chalcedonic quartz with lesser sulphides. A second quartz-pyrite vein 5m to the south (sample 206815) strikes roughly parallel, but dips steeply to the north. Thirty metres along strike to the west, sample 206634 was taken from the western extension of the Tamdhu Vein, with the same strike and dipping steeply to the south.

The petrographic description for sample 206814 shows the presence of minor to trace amounts of stannite, stibnite, acanthite-argentite, pearcite-polybasite, hübnerite, galena and a Ag-telluride, mainly associated with tetrahedrite and enargite.

Table 8.1.4

Tamdhu Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
2066341	2.0	3.22g/t	380g/t	3482	0.83%	371	6288	863
206814	Float	22.13g/t	2414g/t	38103	12.05%	162	29314	3502
2068152	0.9	2.73g/t	51.6g/t	289	0.07%	320	300	51
2068171	0.9	5.31g/t	400g/t	7790	2.50%	133	3729	326
2068181	1.2	3.31g/t	260g/t	1510	0.32%	115	1718	27
Wt. Avg.3	2.1	4.17g/t	320g/t	4201	1.25%	123	2580	155

1Tamdhu Vein 2Parallel vein and altered wallrock

3Weighted average of 206817 and 206818

Jarosite Bluffs:

The jarositic bluffs across from the junction of Camp and La Jaune Creeks are pervasively altered and pyritized; in addition to the Catto and Tamdhu Veins, several narrower veins and systems of sheeted veinlets were sampled. Two sets of sheeted veinlets were sampled from immediately east of Gelb Creek. Sample 206824 included three parallel clay-pyrite-enargite-tetrahedrite veinlets; it was the target of diamond drill hole 86-6. Between it and the Catto Vein, sample 206826 included two quartz-pyrite-enargite-tetrahedrite veinlets and a scorodite-stained fault slip; its wallrock lacked the veining and the sulphosalt content, but still assayed 0.85 g/tonne Au. Three gold- and silver-rich cobbles of massive enargite-tetrahedrite were sampled from Gelb Creek; they could be derived from the Catto Vein, either of the sheeted veinlet zones described above or other zones as yet undiscovered in this fertile area.

Table 8.1.5

Other Jarosite Bluff Veins

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
129060	Float	13.84g/t	2900g/t	>50000	32.80%	1995	>10000	1945
129062	Float	5000	564g/t	>50000	16.50%	1325	>10000	2360
129063	Float	4100	391g/t	42600	8.61%	435	>10000	145
206632	1.0	2.15g/t	59.4	607	3082	169	180	93
206633	0.15	1.46g/t	113g/t	3299	1.08%	0.62%	1231	0.97%
206637	N/A	5.04g/t	311g/t	8584	2.47%	1017	1703	3030
206824	0.95	1.24g/t	127g/t	8764	1.91%	476	3692	377
2068261	0.9	4.45g/t	306g/t	4933	1.22%	1613	11896	1732
2068272	0.75	0.85g/t	28.3	279	99	113	532	37
Wt. Avg.3	1.65	2.81g/t	180	2818	6700	931	6730	962

1Includes two parallel quartz-pyrite-sulphosalt veinlets

2Adjacent to 206826, without veinlets

3Weighted average of 206826 and 206827

I Zone:

The I Zone is located on Eye Creek, about 360 metres above its junction with Camp Creek. It is comprised of numerous subparallel quartz-pyrite-tennantite veinlets in intensely sericitized and pyritized FQB porphyry. Most veins strike 070-100 degrees and dip 40-75 degrees to the south; a few strike 200-220 degrees and dip 40-70 degrees to the northwest. Individual veins range up to 1.5 metres in width; the entire zone would average about 10% veining across a true width >25 metres. To the south, the intensely sericitized and veined I Zone transitions through a few metres of weakly altered porphyry into relatively fresh, non-pyritic porphyry. The northwestern edge of the I Zone exposure is bounded by a fault, which juxtaposes it with little-altered andesitic lapilli tuffs (uKSV1). To the east, the strike extent of the I Zone is unknown, since it disappears under heavy vegetation within a few metres of Eye Creek.

Table 8.1.6

I Zone Mineralization
Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206840	0.7	4.17g/t	256g/t	4893	1.20%	573	5492	212
206841	1.5	1.79g/t	74.8	422	1029	501	598	106
206842	0.7	9.28g/t	760g/t	1219	0.30%	635	1973	187

F Zone:

The F Zone was prospected but not mapped in 2000; it lies within a prominent jarositic gossan in Camp Creek about 1,000 metres above its mouth. Anaconda had described it as a "quartz vein which can be traced for 850 feet, strikes east-west and varies in width from five to thirty-five feet with a number of bulbous sections and offshoots" (Adamson, 1964). The 2000 prospecting could not confirm either the reported strike-length or widths, but one vein was traced for 90 metres with widths up to 1.2 metres. A second vein, or offset of the first, was sampled 350 metres downstream in Camp Creek (#206663); it extends northeasterly for several tens of metres up the canyon wall. Numerous other gold-bearing samples were taken from other veins and altered zones in the F Zone area.

Table 8.1.7

F Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206649	0.15	1.18g/t	431g/t	4580	1.24%	2952	4131	1760
206651	0.15	2.79g/t	911g/t	789	0.22%	7491	2282	2.12%
206652	0.15	1.43g/t	396g/t	5510	1.76%	2667	6584	1442
206653	Float	1.21g/t	78g/t	1000	0.08%	8608	831	3.86%
206654	0.2	1.79g/t	102g/t	383	0.16%	2179	706	0.71%
206655	1.0	2.81g/t	113g/t	404	0.11%	955	1052	683
206656	1.2	4.56g/t	389g/t	739	0.31%	1801	1699	1147
206657	0.05	1.83g/t	310g/t	4040	0.87%	2619	4786	2451
206658	0.5	1.48g/t	328g/t	10516	2.94%	6361	21535	0.42%
206662	0.75	1.94g/t	79.8	978	1314	227	1145	53
206663	0.2	1.42g/t	189g/t	1971	0.56%	754	2216	0.42%

L Zone:

Narrow quartz-pyrite-enargite-tetrahedrite veins are hosted by intensely sericitized and locally silicified FQB porphyry in Camp Creek about 300 metres above its mouth. Alunite is present as patches within the veins, elongated parallel to the vein walls. Either specularite or pyrargyrite appears to be intimately mixed with the enargite/tetrahedrite, giving it a streak which ranges from black to blood red; given the high silver contents of L Zone veining, it seems likely to be pyrargyrite. The highest grade samples were taken from angular float coming down a small draw from the south side of the creek; their source is not likely to be far uphill.

Table 8.1.8

L Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206601	0.15	7.45g/t	713g/t	8645	1.45%	0.27%	7449	2836
206602	1.0	6.36g/t	295g/t	1224	0.24%	0.57%	3159	3.57%
206607	Float	19.48g/t	1635g/t	67030	17.35%	559	26146	3764
206608	0.05	7.93g/t	1397g/t	32000	6.39%	716	25507	492
206808	Float	24.14g/t	1067g/t	34651	9.19%	584	23422	1.29%

M Zone:

Anaconda reported several quartz float boulders with finely disseminated tetrahedrite, enargite and pyrite on the slopes north of Camp Creek. One of the boulders assayed 18.2 g/tonne Au, 296 g/tonne Ag and 0.27% Cu (Adamson, 1964). Anaconda carried out hand-trenching without finding their source. These boulders were not located during the 2000 program.

D Zone:

Anaconda reported massive sulphide boulders in slide debris above La Jaune Creek, about 100 metres southeast of the Tamdhu Vein and on strike to the west of the B Zone. "Mineralization consists primarily of pyrite with appreciable tetrahedrite, enargite and minor luzonite-famatinite"; a sample assayed 8.45% Cu, 21.9 g/tonne Au and 311 g/tonne Ag (Adamson, 1964). The D Zone was not examined during the 2000 program.

B Zone:

The B Zone is exposed on surface as a resistant 1-3 metre wide zone of quartz breccia and coalescing quartz veinlets, which outcrops along 40 metres. Wallrock fragments of FQB porphyry within the quartz breccia have been altered to vuggy silica with remnant quartz phenocrysts or been argillized and alunitized. Hole 86-3, drilled under the eastern end of the main outcrop, intersected 7.8 metres (~5.5 metres TW) grading 3.6 g/tonne Au and 44 g/tonne Ag, with only 0.08% Cu. Sulphide content in the main showing and in the drill holes under it is generally less than 1%, although subcrop and trench samples from its eastern extension contain up to 15% pyrite, enargite and tetrahedrite. The B Zone can be traced intermittently for 260 metres along strike, trending 070/85 degrees S, with several right-lateral offsets of a few metres.

Table 8.1.9

B Zone Mineralization
Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206613	Float	1.79g/t	18.7	72	109	213	57	2433
2066141	1.5	3.26g/t	74.1	124	33	246	256	44
2066152	4.5	3.12g/t	93.1	193	81	143	393	60
2066163	1.0	1.41g/t	41.5	515	1065	87	367	302
2066174	1.5	8.13g/t	286g/t	638	641	239	1213	35
2066184	Float	6.78g/t	431g/t	12865	2.46%	262	4747	959
2068113	3.0	3424	76.4	326	468	139	378	142

1Hanging wall to quartz breccia/vein 2Footwall to quartz breccia/vein

3B Zone quartz breccia/vein 4Eastern extension of B Zone

C Zone:

Anaconda reported a vein showing in Sea Creek of "black smoky quartz, likely reflecting very finely diffused tetrahedrite". Four of their samples averaged 0.15% Cu, 0.4 g/tonne Au and 51 g/tonne Ag (Adamson, 1963). The C Zone was not examined during the 2000 program.

West Zone:

Anaconda investigated an area of anomalous copper in soil geochemistry between Hook and Bramble Creeks on the hillside west of La Jaune Creek. They reported "a number of small erratic copper seams and random blebs in the quartz-feldspar porphyry country rock". This area was not investigated by mapping or prospecting in 2000, and is near the southwestern extremity of the soil grid.

J Zone:

The J Zone was reported by Anaconda in Hook Creek on the slope west of La Jaune Creek. "Mineralization consists of low grade disseminated chalcopyrite with much pyrite in a well altered intensely sheared porphyry. The trend of this shearing is on strike with the strong fault structure that cuts across the A Zone and possibly may be its extension." No work was done in this area in 2000.

Other Veins within the Thorn Stock:

A few isolated gold-bearing samples were taken from veining away from the zones described above. Sample 206659 was taken from a vein in Camp Creek about 200 metres above the F Zone. Sample 206802 was from a narrow vein 120 metres west of the L Zone, north of Camp Creek. Sample 206831 was taken from an isolated outcrop of FQB porphyry in Bramble Creek, immediately below its contact with Stuhini andesitic volcanics. Finally, sample 206837 was taken across a narrow vein near the mouth of Amarillo Creek. These samples extend the demonstrated extent of quartz-pyrite-enargite-tetrahedrite veining in the Thorn Stock to 1,600 metres NE-SW by 1,900 metres NW-SE.

Table 8.1.10

Other Veins within the Thorn Stock
Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206659	0.5	654	18.9	1830	86	5802	1506	3539
206802	0.14	581	92.9g/t	4953	1.62%	276	2418	2802
206831	1.0	0.83g/t	23.9	1750	3624	44	395	239
206837	0.15	1.40g/t	51.9g/t	3930	1.22%	89	765	72

8.2 Veins near the Thorn Stock

Within a few hundred metres of the Thorn Stock, the intruded Stuhini Group is weakly altered and hosts veins which differ markedly in mineralogy from those within the Thorn Stock:

    fault-hosted quartz-carbonate-arsenopyrite-chalcopyrite-pyrite veins (e.g. G Zone, Whiz Vein);

    sulphide-bearing shear zones (e.g. E Zone);

    fault-hosted quartz-barite-chalcopyrite veins (e.g. A Zone).

The first style of veining is quite common in the vicinity of Gelb Creek, which is also the locus of much of the stock-hosted veining. It is as though the same fluids depositing Cu and As as enargite and tetrahedrite in the high-sulphidation environment within the porphyry were buffered by the Stuhini Group mafic volcanics, so that they deposited Cu and As as chalcopyrite and arsenopyrite outside it. Table 8.2.1 shows ratios of base to precious metals for the veins peripheral to the Thorn Stock.

Table 8.2.1

Metal Ratios (Veins Peripheral to Thorn Stock)

Zone	Sample	Ag:Au	As:Au	Cu:Au	Pb:Au	Sb:Au	Zn:Au	As:Ag	Cu:Ag	Pb:Ag	Sb:Ag	Zn:Ag
a) G	206641	2	953	50	45	23	65	610	32	29	15	41
a) Whiz	206644	19	2984	1614	258	14	174	156	84	13	0.7	9
b) E	206638	5265	6505	139939	206505	454	22284	1.2	27	39	0.09	4
c) A1	206845	613	1901	725352	1690	211	986	3	1184	3	0.3	2
c) A2	206844	41	705	1088	598	64	402	17	26	14	1.6	10

1Quartz-barite-sulphide portion of vein 2Massive pyrite portion of vein

Gee Creek - Gelb Creek Area:

The G Zone is a quartz-carbonate-sulphide vein in Gee Creek about 400 metres upstream from its mouth in La Jaune Creek. It lies within an erratically mineralized fault zone which strikes 103/48 degrees S, cutting through argillite and pillow basalt and reaching widths up to 2.0 metres. Several similar but narrower quartz-carbonate-sulphide veins, including the Whiz Vein, are present in the 400 metres south of the G Zone to the contact between the Stuhini Group rocks and the Thorn Stock.

Table 8.2.2

Gee Creek - Gelb Creek Mineralization

Sample	Sample	Au	Ag	As	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206636	0.5	2.24g/t	208g/t	3963	3.34%	0.52%	22	1.22%
2066411	2.0	57.38g/t	89.7	54689	2868	2601	1301	3722
2066421	0.5	26.52g/t	322g/t	19696	0.17%	0.57%	629	896
2066432	0.65	505	8.9	2519	749	142	33	558
2066442	Select	1238	23.7	3695	1998	319	17	216
206820	0.12	654	20.5	459	1986	17	365	73
206821	Float	726	238g/t	3468	0.12%	7.50%	98	24.35%
206830	0.08	3.01g/t	6.5	16568	467	957	47	5749

1G Zone 2Whiz Vein

E Zone:

The E Zone, located in Gelb Creek, was described by Anaconda as a northerly-trending shear zone mineralized with chalcopyrite, pyrite and quartz, located within andesite near its contact with the FQB porphyry. Their chip sampling graded 0.95% Cu, 0.28 g/tonne Au and 15.5 g/tonne Ag across 6.7 metres. They reported that the zone was exposed 30 metres further down Gelb Creek, but with lower grades (Adamson, 1964-65). Sample 206638, taken from a variably mineralized shear zone trending 008/88 degrees E in andesite, may have been taken from this lower exposure. It appears likely that this shear zone is the strike extension of the Catto Vein structure into the andesitic volcanics.

Table 8.2.3

E Zone Mineralization

Sample	Sample	Au	Ag	As	Bi	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206638	0.4	132	696g/t	860	12878	1.85%	2.73%	60	2946

A Zone:

The A Zone was only examined in one location in 2000, an impressive exposure where it crosses Eh Creek immediately south of the Thorn Stock. At this spot, a 4.0 metre wide quartz-barite vein, with spotty pyrite and chalcopyrite, cuts across the creek, forming a small waterfall. It follows a fault zone trending 125/80 degrees S which separates Stuhini Group andesite (uTMV4) to the southwest from well-bedded clastics (uTMS1) to the northeast. Flanking the quartz-barite vein to the northeast is a 1.25 metre vein of brecciated massive pyrite with strikingly different metal ratios, raising the possibility that it represents a separate mineralizing pulse emplaced along the same fault structure. The A Zone was discovered by Anaconda, who drilled 250 metres in 8 short holes, testing it with mixed success along 120 metres of strike length to the southeast of Eh Creek (Adamson, 1963-65).

Table 8.2.4

A Zone Mineralization

Sample	Sample	Au	Ag	As	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
2068441	1.25	1.28g/t	52.8	903	1392	765	82	514
2068452	4.0	14	8.7g/t	27	1.03%	24	3	14
Wt. Avg.3	5.25	315	19.2	236	8179	200	22	133

1Massive pyrite vein 2Quartz-barite vein 3Weighted average of 206844 and 206845

H Zone:

The H Zone is a "narrow outcrop of chalcopyrite mineralization" within andesite, immediately above the mouth of the next northeasterly-flowing creek below Gee Creek (Adamson, 1964). It was not investigated in 2000.

8.3 Other Showings

Elsewhere on the Thorn property, several other mineral occurrences of a variety of styles have been explored to differing extents in the past, including diamond drilling in the Outlaw area and on the porphyry Cirque Zone. Work in these two areas was limited to reconnaissance traverses in 2000. A new showing, the Bungee Zone, was discovered by following up an airborne geophysical conductor and mineralized float. Table 8.3.1 gives representative metal ratios for the examined zones.

Table 8.3.1

Metal Ratios (Other Showings)
Zone	Sample	Ag:Au	As:Au	Cu:Au	Pb:Au	Sb:Au	Zn:Au	As:Ag	Cu:Ag	Pb:Ag	Sb:Ag	Zn:Ag
Cirque	206812	41	388	20122	510	245	816	10	493	13	6	20
Bungee	206503	84	550	890	421	405	19871	7	11	5	5	236
Outlaw	206509	6	1879	397	339	105	175	309	65	56	17	29

Cirque Zone:

The Cirque Zone is centred about four kilometres east of the heart of the Thorn's high-sulphidation epithermal system, located just above treeline on the relatively gentle slope south of Camp Creek. Anaconda mapped andesitic and rhyolitic volcanics (uKSV) intruded by diorite (KTIN4). Quartz veinlets and pods with pyrite, chalcopyrite and molybdenite are associated with potassically altered syenite, syenite porphyry and breccia which cut the diorite. Anaconda drilled 889 metres on the Cirque Zone in eight holes; the best intersection graded 0.19% Cu and 0.07% MoS2 across 10.7 metres in hole C65-4 (Adamson, 1965b).

Table 8.3.2

Cirque Zone Mineralization

Sample	Sample	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206812	3.0	49	2.0	19	986	28	25	12	40

Outlaw Zones:

A strong Au+As+Sb+Ag+Pb+Zn soil geochemical anomaly covers 400 x 2,000 metres of alpine terrain approximately five kilometres southeast of the Thorn high-sulphidation veins and three kilometres south of the Cirque Zone. The airborne geophysical survey showed this anomaly to coincide with an east-west resistivity low with scattered electromagnetic conductors. Previous mapping showed the soil anomaly to be underlain by a sedimentary package of argillite, sandstone, grit, chert and minor limestone (lJTF), variously interpreted as Permian (Souther, 1971), Upper Triassic (Cann and Lehtinen, 1991) and Lower Jurassic (Walton, 1984). They have been strongly hornfelsed by a biotite-hornblende granodiorite stock (KTIN4) which intrudes them to the north, but it is not clear whether hornfelsing preceded, accompanied or followed mineralization. Highly fractured and altered felsic dykes (KTIN4), including aphanitic, aphyric and feldspar quartz porphyry varieties, are found throughout the soil anomaly, trending roughly parallel to it at 285 degrees and dipping 48-65 degrees to the north. Quartz-sulphide veining has previously been reported from various locations within the soil geochemical anomaly. A 75 x 200 metre zone of clay alteration (the "Clay Zone"), with quartz-galena-arsenopyrite-pyrite veining, was drilled by four holes along a single section by Chevron; their best intersection assayed 8.3 g/tonne Au across 0.95 metres (Walton, 1987). Limited prospecting in 2000 was directed at investigating airborne electromagnetic conductors.

Table 8.3.3

Outlaw Zones Mineralization

Sample	Sample	Au	Ag	As	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206504	Float	372	1.6	56	10	30	8	129
206505	1.0	885	5.2	280	195	22	29	1208
206506	N/A	249	1.7	276	34	144	10	734
206508	Float	170	3.3	1360	82	16	38	95
206509	Float	773	4.7	1453	307	262	81	135

Bungee Zone:

Airborne geophysics showed a strong electromagnetic conductor and coincident magnetic high near a ridgeline at 1900 metres elevation between the Outlaw Zones and the Cirque Zone. Prospecting showed that it corresponds to one of two zones of semi-massive to massive pyrrhotite with minor quartz and epidote, which lie along the upper and lower contacts of a limestone (uTSF1) bed. The pyrrhotite is hosted within the adjacent argillite (uTSF2), apparently as a skarn or replacement. Both pyrrhotite bodies dip moderately to the south; the upper one appears to be 10-20 metres thick and the lower one about 2 metres thick. Precious metal values are low, although arsenic and zinc are locally elevated.

Table 8.3.4

Bungee Zone Mineralization

Sample	Sample	Au	Ag	As	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206501	N/A	17	8.6	16	24	76	24	1104
206502	N/A	10	6.7	1239	64	49	23	9547
206503	N/A	62	5.2	34	55	26	25	1228
206847	Float	158	4.8	158	49	169	30	921

K Zone:

Anaconda reported a 1.8 metre wide quartz-stibnite vein outcropping for 40 metres in a tributary of Camp Creek, two kilometres northwest of the Cirque Zone (Figure 4). The vein is hosted by rhyolitic flows and pyroclastics (uKSV), trends 150/55 degrees W and contained "no values" in gold or silver (Adamson, 1964).

P Zone:

Anaconda reported that low-grade and erratic chalcopyrite is widely disseminated in quartz diorite (Adamson, 1965a), west of La Jaune Creek on the Stuart 3 claim (Figure 4).

Q Zone:

"Very low-grade disseminated chalcopyrite occurs in a rhyolitic flow rock" (Adamson, 1965a) in a small northerly-flowing tributary of Camp Creek, about 1,200 metres northwest of the Cirque Zone (Figure 4).

9.0 EXPLORATION (2000)

A systematic exploration program involving reviewing historical data, assessing existing showings, re-logging and sampling old drill core, conducting soil and silt geochemical surveys and conducting an airborne geophysical survey was completed by Rimfire Minerals Corporation in 2000. These exploration results are outlined in this section.

9.1 1986 Core Re-Logging and Sampling

The 1986 drilling was directed primarily at the B Zone, with hole 86-6 intersecting the Catto Vein and holes 86-7 and 86-8 drilled blind under a heavily vegetated area. Most of the holes were drilled entirely within the FQB porphyry, although hole 86 6 passed through a fault into Stuhini andesitic volcanics. Alteration was generally intense clay-sericite-pyrite, although some holes (especially 86-4) passed into weak clay-sericite alteration.

The 1986 holes have now been completely split and sampled. Sampling in previous programs had often overlapped, so the 2000 sampling was laid out to minimize the amount of core quartering necessary to obtain complete analytical results for each hole. Table 9.1.1 summarizes mineralized intersections for each hole; As, Sb, Pb and Zn are omitted because of incomplete data from previous sampling campaigns.

Table 9.1.1

1986 Drilling: Significant Intersections

Hole	Zone		From	To	Length	True	Au	Ag	Cu
			(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(%)
86-1	B		14.44	16.83	2.39	~1.6	460	19.9	0.23
86-1	B	incl.	14.44	14.87	0.43	~0.3	1714	59.0	0.92
86-2	B		15.98	18.09	2.11	~0.9	480	21.9	0.16
86-3	B		15.00	56.50	41.50	~29.4	1013	22.2	0.06
86-3	B	incl.	23.00	54.50	31.50	~22.3	1260	23.5	0.07
86-3	B	incl.	38.67	54.50	15.83	~11.2	2169	27.7	0.06
86-3	B	incl.	43.69	51.50	7.81	~5.5	3619	44.3	0.08
86-4	B		28.77	30.74	1.97	~1.0	402	32.6	0.17
86-5	B		21.77	64.45	42.68	~21.3	750	22.4	0.11
86-5	B	incl.	29.00	31.00	2.00	~1.0	1508	75.1	0.32
86-5	B	And	40.00	42.00	2.00	~1.0	1993	72.4	0.44
86-5	B	And	57.00	62.00	5.00	~2.5	1821	19.3	0.04
86-6	Catto		64.67	71.78	7.11	~4.4	1071	70.0	1.81
86-6	Catto	incl.	69.01	71.78	2.77	~1.7	1894	156.2	3.96
86-7	N/A		11.16	11.65	0.49	Unknown	3150	109.0	6.34
86-7	N/A		104.33	110.29	5.96	Unknown	1338	77.0	1.44
86-8	N/A		13.30	15.50	2.20	Unknown	1413	120.1	1.50

Holes 86-3 and 86-5 show the B Zone to be enveloped by a considerably wider zone (20-30 metres) of low-grade Au mineralization than might be suspected from surface exposures. However, hole 86-4, which was drilled under 86-3, shows the B Zone to be truncated to depth by a fault in the drilled area. The two veins intersected by holes 86-7 and 86-8 are not exposed on surface; their orientations (and hence, true widths) remain unknown.

9.2 Whole Rock Geochemistry

Whole rock analysis was carried out on nine samples collected from outcrop and drill core, representative of various alterations within the FQB porphyry (uKPO) and different units of their possibly coeval subaerial volcanics (uKSV). These show that the porphyry is granodioritic in composition and that the volcanics range from andesitic to rhyodacitic. There is no similarity in conserved element ratios (Zr, Y, Ti, Nb, etc.) between the porphyry and volcanics, which might have supported the hypothesis that they were derived from the same magma.

9.3 GEOCHEMISTRY

9.3.1 Silt Geochemistry

During the 2000 program, 20 silt samples were collected from tributaries of La Jaune Creek. Silt results are listed below in Table 9.3.1.1, and compared to percentiles from the 896 silt samples collected from the entire Tulsequah (104K) mapsheet in the federal-provincial RGS program (GSC, 1988).

Table 9.3.1.1

Silt Samples

Sample	Creek	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206851		13	0.8	97	99	41	5	145
206852		28	0.4	95	47	56	5	247
206853		9	< .3	202	35	82	4	183
206854	Gee	664	4.0	975	214	293	39	584
206855	Sea	10	0.6	189	64	146	6	510
206856	Faraway	76	1.6	223	25	75	11	201
206857	Camp	10	0.4	236	57	43	7	147
206858	Bramble	19	0.4	75	136	88	13	188
206951	Bee	149	3.9	217	548	242	42	1607
206952	Cirque	12	< .3	117	31	24	3	276
206953	Cirque	20	0.8	166	86	75	< 3	198
206954	Gelb	348	19.2	1332	897	646	355	659
206955	Bramble	14	<.3	81	144	46	10	275
206956	Amarillo	27	0.3	217	18	94	6	123
206957	Amarillo	48	1.2	491	91	599	11	1154
206958	Eh	188	2.1	276	194	168	11	447
206959	Eh	15	1.2	291	65	170	12	459
206960	Barb	159	2.4	140	492	164	26	317
206961	Hook	53	0.6	51	229	27	11	138
206962	Camp	31	1.1	266	81	156	15	345
80th percentile		16	0.2	30	72	17	1.8	120
90th percentile		26	0.3	56	95	26	3.2	143
95th percentile		50	0.4	97	114	39	5.2	173
99th percentile		215	0.9	270	166	67	13.0	295

All silt samples were anomalous (>90th percentile) in at least one element; 5 were anomalous in all seven elements of interest. Some highly anomalous samples were taken downstream from known mineralization which would provide them with at least a partial explanation: 206854 (G Zone), 206954 (Catto Vein, E Zone and some of the other veins in the Jarosite Bluffs area), 206951 (the eastern end of the B Zone), 206962 (L Zone, I Zone, F Zone, etc.) and 206958 (A Zone). Mineralization has been reported upstream of another two samples, but not yet confirmed: 206961 (J Zone) and 206855 (C Zone). However, no mineralization has been found or reported on Barb Creek, even though sample 206960 is anomalous in all seven elements of interest. Similarly, anomalous results indicate Amarillo, Faraway and the upper portion of Eh creeks to be other priorities for future exploration.

9.3.2 Soil Geochemistry

During the 2000 program, 553 soil samples were collected from the Thorn property: 495 from the Thorn Grid, 18 along a contour soil line crossing Amarillo Creek and 40 from a contour soil line across the Cirque porphyry Cu Mo prospect. Figures 5 & 6 show Au and Cu soil geochemistry values as well as sample locations. For completeness, Figures 5 & 6 also include 754 soils reported by Walton (1984) and Cann and Lehtinen (1991) from previous exploration of the Outlaw area. The data sets are not strictly comparable, since the Cirque samples and most of the Outlaw samples were taken from talus fines, while the Thorn Grid and Amarillo Creek areas are well-vegetated and soil development is relatively good. To eliminate this difference, and given the incomplete analytical data from previous sampling and the current emphasis on the Thorn's high-sulphidation mineralization, percentiles and the correlation matrix in Tables 9.3.2.1 and 9.3.2.2 were calculated using only the 2000 sample data from the Thorn Grid and Amarillo Creek areas.

Table 9.3.2.1

Soil Geochemistry Percentiles
Percentile	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
50th	15	0.7	122	<3	79	3	57	7	132
80th	44	1.5	240	3	141	4	141	12	233
90th	81	2.6	381	5	180	5	260	20	310
95th	242	4.8	741	7	223	7	514	48	417
98th	600	30.9	1378	13	341	9	1825	330	541
Maximum Value	13478	611.0	9770	1440	1117	38	14950	7500	1944
Population	513	513	513	513	513	513	513	513	513

Table 9.3.2.2

Soil Geochemistry Correlation Matrix

	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
Au	---
Ag	0.96	---
As	0.69	0.76	---
Bi	0.97	0.96	0.76	---
Cu	0.27	0.19	0.19	0.21	---
Mo	0.18	0.18	0.25	0.17	0.06	---
Pb	0.81	0.92	0.80	0.80	0.20	0.19	---
Sb	0.94	0.98	0.73	0.95	0.19	0.18	0.91	---
Zn	0.04	0.01	0.16	-0.04	0.29	0.18	0.13	0.01	---

There is a very strong correlation between Au, Ag, As, Bi, Pb and Sb, not surprising considering the importance of As and Sb sulphosalts with the precious metal-bearing high-sulphidation veins and the common presence of galena inclusions in them. The poor correlation of Cu with these elements is more surprising at first glance, considering that the Cu-bearing enargite and tetrahedrite are by far the most important sulphosalts in these veins. However, many of the highest Cu values are located west of La Jaune Creek, probably underlain by Stuhini andesite; veining in the andesite contains chalcopyrite, rather than enargite and tetrahedrite. Zinc's poor correlation to the other metals is harder to explain. Much of the high-sulphidation veining contains elevated levels of zinc, although sphalerite was not recognized by petrography except in zones of weak alteration away from the veining.

Several multi-element soil geochemical anomalies have been identified on the Thorn Grid and are summarized in Table 9.3.2.3 below:

Table 9.3.2.3

Thorn Grid Soil Anomalies
	Thorn Grid Location		Peak Values
Anomaly	Easting	Northing	Au	Ag	As	Cu	Pb	Sb	Zn
			(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
1	3300-3600	5000-5250	733	116.0	7219	*	7643	1130	657
2	2300-2400	5375-5575	945	52.1	1867	1117	4046	1986	665
3	2600-2800	5175-5375	13478	611.0	9770	1087	14950	7500	*
4	2700	5500-5575	683	14.4	755	386	1259	167	487
5	2600-2700	5000-5025	244	30.5	1925	*	1640	532	872
6	2000-2400	5000-5250	161	6.3	510	630	417	76	852

  Background levels

Anomaly 1: This anomaly covers about 250 x 300 metres, rising south from Camp Creek in steep terrain. High Pb and As values extend to the east from the main part of the anomaly. The F Zone quartz-pyrite-sulphosalt veining is exposed north of Camp Creek in this area, but no work has been done to the southwest within the soil anomaly. The very high Ag, Au, As, Pb and Sb are consistent with quartz-sulphosalt veins like those of the F Zone, but the background Cu results suggest that Ag or Pb sulphosalts may predominate over enargite and tetrahedrite in this area.

Anomaly 2: The jarositic bluffs which host the Tamdhu Vein and numerous other quartz-sulphosalt veins lie immediately northeast (across-slope or down-slope) of this anomaly. The anomaly's northern end lies downslope from the Catto Vein and probably reflects it and nearby veinlets. The southern part of the anomaly, with some of its highest values, cannot be explained by known mineralization, but the D Zone sulphide-sulphosalt float boulders were reported from this general area.

Anomaly 3: This 50-100 metre wide anomaly is elongated east-west, following the known extent of the B Zone. Its projected extension to the east is masked by till. The highest results came from immediately below the main B Zone outcrop, from soil poorly developed within B Zone talus.

Anomaly 4: These four soil samples straddle Camp Creek, about 80 metres west of the L Zone; the anomaly remains open to the northeast where no soil sampling was done. No prospecting has been done in this area, but it seems likely that they represent the strike extension of L Zone veining.

Anomaly 5: This restricted but strong anomaly has not been investigated and is unexplained. The airborne geophysical survey located a weak EM conductor in this area.

Anomaly 6: The western slope of La Jaune Creek is marked by generally higher Cu values in soils. In this anomaly, which remains open to the south and west, consistently high Cu is accompanied by spotty highs for the other elements of interest. Anaconda's West Zone was reported to lie near the southern edge of this anomaly, with "small erratic copper seams and random blebs in the quartz-feldspar porphyry" (Adamson, 1965a); it was not investigated in 2000, but seems to offer potential for a bulk-tonnage target.

There are numerous isolated soil samples from the Thorn Grid which returned highly anomalous values for one or more elements. A thick sheet of till blankets much of the eastern slope of La Jaune Creek, including the ridge south of Camp Creek and the gentle slope north of Camp Creek. Except where cut by creeks, this till has the effect of masking any geochemical expression of the underlying bedrock and making its interpretation more difficult. For instance, the western edge of the very strong Anomaly 1 may mark the edge of erosion through the till blanket rather than a cessation of veining. Similarly, the southwestern edge of the grid is covered by an extensive talus blanket derived from volcanics to the east.

Results of sampling in the Amarillo Creek area were disappointing; the contour soil line was run to the east and upslope from the most intense alteration in this area. More surprisingly, the 40 soils taken across the heart of the Cirque Zone Cu-Mo porphyry prospect returned only scattered high Cu and Mo values, with peaks of 319 ppm Cu, 18 ppm Mo and 21 ppb Au.

Figures 8a-g also show the results of previous soil sampling in the Outlaw area of the property, which outlined a strong Au+As+Sb+Ag+Pb+Zn anomaly over an area of 400 x 2,000 metres . Almost no work was done in this area in 2000, and it remains a large and intriguing target.

9.4 AIRBORNE GEOPHYSICS

A 384 line-km helicopter-borne magnetic/EM survey was flown over the Thorn property in July 2000. Procedures, results and interpretation have been reported separately by Fugro Airborne Surveys Corp. (Smith, 2000). Ken Robertson of VOX Image Ltd. reprocessed the data and prioritized the EM conductors.

9.4.1 Magnetics

A pronounced magnetic low (the "La Jaune Low") trends northwesterly along the La Jaune Creek valley for >9 kilometres, across the entire survey area (Figure 7). It can be broken into three segments. The 3.8 kilometre middle section, between Eh Creek and the northernmost exposure of the Thorn Stock in La Jaune Creek, was the only section examined in 2000. In this area, the western edge of the magnetic low lies a few hundred metres west of the western edge of the Thorn Stock; the Stuhini Group andesitic volcanics near the stock contact are non-magnetic, possibly due to alteration along it. The magnetic low does not simply outline the FQB porphyry of the Thorn Stock, since it does not follow the stock's eastern bulge up Camp Creek.

The northern 2.5 kilometre section of the La Jaune Low splits around a narrow magnetic high which trends 135 degrees along La Jaune Creek. It seems probable that the magnetic high is due to a structurally-controlled magnetic dyke (KTIN3) in the subaerial volcanic package (uKSV), which feeds the flat-lying magnetic basalt flows (uKSV5) on the hill at the mouth of La Jaune Creek. The magnetic low on either side of this linear high is two kilometres across near the mouth of La Jaune Creek; no mapping has been done in this area to determine its source.

An east-west magnetic low follows Eh Creek (the "Eh Creek Low") and marks the southern contact of the Thorn Stock. The La Jaune Creek Low is offset to the west by 500 metres along the Eh Creek Low, but then continues strongly to the southeast for another 2.8 kilometres. This part of La Jaune Creek has been previously mapped as Stuhini Group, which may be a thin skin on top of a buried southeastern extension of the Thorn Stock. Alternatively, the magnetic low could result from structurally-controlled magnetite-destructive alteration within the Stuhini volcanics, analogous to that which occurs near the contact of the Thorn Stock. A weaker east-west magnetic low along Outlaw Creek (the "Outlaw Creek Low") apparently shifts the La Jaune Low a few hundred metres further to the west, near the southern edge of the survey.

The Eh Creek Low can be traced eastward from La Jaune Creek for 2,200 metres, where it is offset 500 metres to the south and continues to the east for another 2,000 metres. The eastern portion of the Eh Creek Low parallels the Outlaw Zone soil geochemical anomaly and forms its southern boundary. Here too, it seems to mark the boundary between Stuhini Group volcanics to the south and younger rocks to the north. The Eh Creek Low is thought to represent a major east-west fault which has down-dropped the rocks to the north. The magnetic high whose axis parallels the eastern end of the Eh Creek Low, about 800 metres to the north, corresponds largely to the pyrrhotitic hornfels flanking a biotite-hornblende granodiorite stock (KTIN4).

The first vertical derivative map shows three strong trends. The first two parallel the La Jaune Low at 135 degrees and the Eh Creek and Outlaw Creek Lows at 090 degrees, and are only prominent around them. The third and strongest trend, at 050 degrees, is prominent throughout the survey area and doesn't appear to be an artefact of calculating/contouring. Many of the side drainages on each side of La Jaune Creek follow these trends. Interestingly, the EM conductors in the Camp Creek area line up along one of these 050 degrees trends. Also, the post-mineral dykes, most of which are magnetic, predominantly strike 030-060 degrees along this trend.

9.4.2 Resistivity

The resistivity map (Figure 8) illustrates the property-wide structure and lithology very well, complementing the magnetics. The area underlain by Stuhini volcanics is marked by high resistivity throughout the survey area. Because of this, the northern two-thirds of the La Jaune magnetic low shows up as a sharp resistivity break between Stuhini volcanics to the southwest and the less resistive subaerial volcanics (uKSV) and Thorn Stock (uKPO) to the northeast. There is an off-shoot of low resistivity which extends 1,000 metres southwest up Bramble Creek from La Jaune Creek. In part, this off-shoot shows the presence of a 70-metre wide FQB porphyry dyke outboard from the main stock contact in this area; the resistivity data suggests that there may be more porphyry dyking further upstream. Another low resistivity off-shoot extends south-southwesterly up Barb Creek, but no mapping has been done in this area to determine its cause.

The southern third of the La Jaune Low does not show up in the resistivity data, since it is underlain entirely by Stuhini volcanics. Similarly, the Eh Creek magnetic low is duplicated by the resistivity data, since it also marks the contact between resistive Stuhini volcanics and more conductive rocks to the north. At its eastern end, the axis of the resistivity low lies about 400 metres north of the magnetic low axis and coincides extremely well with the Outlaw soil geochemical anomaly. The Outlaw resistivity low is accentuated because it is sandwiched between two resistive lithologies: Stuhini volcanics to the south and the biotite-hornblende granodiorite stock, and its flanking hornfels, to the north.

The Thorn Stock and its possibly coeval volcanics (uKSV) are both relatively conductive and cannot be differentiated on the basis of resistivity. Within the subaerial volcanic package, however, some units, including the basalt flows on the hill near the mouth of La Jaune Creek, appear to be more resistive. The lowest resistivities recorded on the property lie within the area covered by the stock and volcanics. The <284 ohm-m contour outlines two main lobes, of which the northern one has not been mapped. The southern one measures 800 x 2,300 metres, elongated along the eastern slope of La Jaune Creek and largely covered by till. It covers all but the northernmost gossan in La Jaune Creek and most of the high-sulphidation vein occurrences (including the Tamdhu and MP veins, the F, L and B zones and the very strong soil geochemical Anomaly 1).

The Cirque Zone of porphyry Cu mineralization shows up as an annulus of low resistivity approximately 800 metres in diameter, on the eastern edge of the survey area.

The upper part of the Outlaw Creek valley is marked by a broad resistivity low, whose significance is unknown.

9.4.3 Electromagnetic Conductors

Smith (2000) reported 438 EM conductors from the Thorn survey, 335 of which he attributed to conductive overburden.

The three strongest conductors which are not associated with conductive overburden are located at the Bungee Zone, caused by lenses of massive pyrrhotite up to 20 metres thick. A fourth strong conductor is located just 300 metres to the southeast, and probably indicates similar mineralization. A weak conductor lies 250 metres east of the Bungee Zone; exposures in the cirque face show this to be the strike extension of the massive pyrrhotite lenses. The only other strong conductor (L10070/2799) from the survey is located in the heart of the Outlaw soil geochemical anomaly and resistivity low along with two weak conductors. No explanation was found for any of them by prospecting in 2000.

Most of the remaining weak bedrock conductors are located in the Thorn Stock, 23 of them within the lobe of lowest resistivity (<284 ohm-m). None of the weak conductors coincides with known showings, but most are in the vicinity of intense clay-sericite alteration and sulphide-sulphosalt veining. In particular, six conductors are clustered in the Jarosite Bluffs/D Zone/MP Vein area and three more extend northeasterly up Camp Creek on a line from the MP Vein to the M Zone. Most of these conductors are covered; the last three are on strike with the MP massive sulphide-sulphosalt vein and represent 360 metres of potential strike length for it. Another nine weak conductors are clustered east of La Jaune Creek in the 600 metres southeast of Amarillo Creek. La Jaune Creek cuts a canyon through jarosite gossans in this area; the conductors lie immediately to the east under vegetation and have not yet been investigated.

The J Zone coincides with a weak conductor (L10210/4326) within moderately resistive rock near the stock contact. About 400 metres to the southeast, near the mouth of Barb Creek, weak conductor L10210/4260 is also hosted by moderately resistive rock near the stock contact. Immediately south of the Thorn Stock, 1.25 metres of massive pyrite at the A Zone coincides with "possible conductor" L20080/914.

Only three other weak bedrock conductors were indicated by the airborne survey, none of whose significance is known. L10190/2022 is within the northern lobe of lowest resistivity (<284 ohm-m), near the mouth of La Jaune Creek. L10160/3360 is situated within the unexplained resistivity low along Outlaw Creek and L10190/1204 is hosted by resistive rocks 600 metres southeast of the A Zone.

10.0 SAMPLING METHOD AND APPROACH

Sampling during the 2000 exploration program conducted by Equity Engineering Ltd. complied with accepted geoscience practices and procedures established at that time. The author was involved in this aspect of the program while employed by Equity Engineering Ltd.

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

During the course of the 2000 field program sample preparation, analyses and security followed industry accepted practices. These practices are outlined in Appendix B.

12.0 DATA VERIFICATION

Equity Engineering followed a rigorous program of quality control and quality assurance. Procedures established during the term of the exploration are outlined in Appendix B.

13.0 INTERPRETATION AND CONCLUSIONS

The Thorn property hosts an impressive array of high-sulphidation epithermal veins which contain significant amounts of silver, gold and copper. These veins are hosted within intensely altered and pyritized feldspar-quartz-biotite porphyry of the Thorn Stock over an area of 1,600 x 1,900 metres. A strong analogy can be made between the Thorn property and the El Indio Au-Cu deposit in Chile (23.3 million tonnes milling ore @ 6.6 g/tonne Au, ~4% Cu and 50 g/tonne Ag plus 200,000 tonnes direct smelting ore @ 209 g/tonne Au; Sillitoe, 1999). Some of the key similarities include:

  all significant mineralization hosted by steeply-dipping, structurally complex veining;

  vein mineral assemblage dominated by enargite, tetrahedrite-tennantite, pyrite and quartz with minor sulphosalts, galena, sphalerite and hübnerite;

  alteration in 10-100 metre envelopes around veins and vein swarms, dominated by sericite and clay minerals;

  vuggy silica and alunite present but volumetrically much less important than in Yanacocha-style high-sulphidation systems;

  bonanza-grade precious metals locally present, with samples assaying up to 22 g/tonne Au and 2400 g/tonne Ag on the Thorn.

El Indio produced its ore from more than 40 veins within a cymoid-loop structural block 150 metres wide by 800 metres long; it could easily fit into the Camp Creek structural corridor, which measures about 300 x 1,300 metres from the Catto Vein to the F Zone.

The 2000 exploration program on the Thorn property re-examined a number of previously-reported high-sulphidation vein occurrences, including the B, I, F, L and MP zones. In addition, several new veins were discovered, including the Catto (2.3m @ 3.1% Cu, 132 g/tonne Ag and 1.1 g/tonne Au) and Tamdhu (2.1m @ 1.3% Cu, 320 g/tonne Ag and 4.2 g/tonne Au) veins, both of which are located in one of the most-explored portions of the high-sulphidation system and within sight of camp. There is excellent reason to expect that many more veins will be found within this system:

  Reported occurrences: Anaconda reported five more zones of tetrahedrite-enargite veining within the Thorn Stock which have not yet been investigated;

  Gossans: a number of vivid jarosite gossans in La Jaune and Camp creeks, similar to those which host all known veining, have not yet been examined;

  Soils: the 2000 sampling showed several strong multi-element anomalies which have not yet been followed up, including Anomaly 1, which measures 250 x 300 metres and includes soil samples with up to 116 ppm Ag, 733 ppb Au, 7219 ppm As and 7643 ppm Pb;

  Silts: highly anomalous silts were taken from four creeks (Barb, Amarillo, Faraway and the upper portion of Eh) draining the Thorn Stock, which have no reported showings or soil coverage;

  Conductors: 26 weak electromagnetic conductors were defined in the Thorn Stock area, mainly near areas of known veining and sericite-clay-pyrite alteration, but most of them covered by vegetation and none of which can be explained by known veins (for comparison, 1.25 metres of massive pyrite in the A Zone shows up only as a "possible conductor");

  Resistivity: the lowest resistivity (<284 ohm-m) contour outlines most of the known high-sulphidation veins and the sericite-clay-pyrite alteration flanking them, but roughly two-thirds of the resistivity low lies north of Camp Creek in a till-covered area, difficult to explore with geochemistry and mapping/prospecting.

All high-sulphidation veining discovered to date on the Thorn property is hosted within the Thorn Stock, which is thought to be a subvolcanic porphyry in the neck of the volcanic edifice covering the northeastern part of the property. The stock is not considered to be the "causative" intrusion for the high-sulphidation system; more likely, it formed a relatively unreactive, brittle lithology which allowed the development of dilational fractures and the propagation of the acidic high-sulphidation fluids. Where the fluids left the stock and entered the calcareous Stuhini Group andesites, the fluids were buffered and produced quartz-carbonate-chalcopyrite-arsenopyrite veins rather than the enargite-tetrahedrite veins within the stock. World-wide, high-sulphidation systems commonly overlie genetically-related Cu-Mo porphyry systems; if this relation applies at the Thorn property, porphyry mineralization could be hosted by a younger, deeper (and as yet unrecognized) phase of the Thorn Stock.

The main target of interest on the Thorn property is the high-sulphidation epithermal system centred on the Thorn Stock. Other styles of mineralization form valid exploration targets in their own right. Some of the Stuhini-hosted quartz-carbonate-sulphide veins contain elevated gold, including the G Zone, 500 metres northwest of the Thorn Stock, which assayed 57.4 g/tonne Au across 2.0 metres. The Outlaw Zone is a 400 x 2,000 metre east-trending Au+As+Ag+Pb+Sb+Zn soil geochemical anomaly and resistivity low located five kilometres southeast of the Thorn high-sulphidation veining. Despite historical trenching and diamond drilling, mineralization at the Outlaw Zone is poorly understood. Airborne magnetics and resistivity define a major east-west structure extending (with a right-lateral offset of 500 metres) from under the Outlaw soil anomaly west to La Jaune Creek. This structure marks the southern boundary of the Thorn Stock and probably provides a genetic link between the Thorn high-sulphidation system and the Outlaw Zone mineralization.

The Thorn property is fairly remote, located approximately 50 kilometres from the nearest access road in an area of heavy vegetation and difficult terrain. However, it has demonstrated excellent potential to host high-grade silver-gold-copper mineralization similar to that of the 6.3 million ounce El Indio gold-copper deposit in Chile. Given the size and exceptional unit value of the target deposit, the Thorn property unquestionably warrants the expenditures which will be required to fully test its potential.

14.0 RECOMMENDATIONS

14.1 Program

A proposed exploration program for the Thorn property consists of three elements:

Structural mapping: A structural geologist would carry out a structural analysis of the corridor around Camp Creek from the Jarosite Bluffs in the west to the F Zone in the east.

Mapping and prospecting: A geologist and prospector would be dedicated to finding and evaluating the remaining Anaconda high-sulphidation vein zones and finding sources for anomalous 2000 silt and soil geochemical anomalies.

Diamond drilling: Prioritize the drill targets towards drilling the highest grade Au-Ag mineralization such as the Tamdhu, I, F and G Zones. The best targets currently defined are the Tamdhu and I Zones. Two holes on each zone are suggested pending intersection results of the first hole.

14.2 Budget

(All figures are in Canadian dollars)

Drilling (1500 m @ $30/m) 45,000.00

Geological Supervision 44,000.00

Chemical Analyses 13,000.00

Helicopter/Fixed wing 55,000.00

Camp/rentals/consumables 63,000.00

Report 7,000.00

Sub-total: $ 227,000.00

Contingencies (@~10%) 23,000.00

Subtotal 250,000.00

Project Supervision 27,000.00

Subtotal 277,000.00

G.S.T. 7% 19,390.00

TOTAL $296,390.00

Respectfully submitted,

(Signed) J. Lehtinen (Seal)

James (Jim) Lehtinen, P.Geo.

Courtenay, British Columbia

May 2002

APPENDIX A

BIBLIOGRAPHY

Adamson, R.S. (1963): Thorn Property Report, Taku Project; Private report for Julian Mining Company Ltd., dated November 1963.

Adamson, R.S. (1964): Thorn Project; Private report for Julian Mining Company Ltd., dated December 1964.

Adamson, R.S. (1965a): Thorn Project - 1965, Lower Zones; Private report for Julian Mining Company Ltd., dated December 1965.

Adamson, R.S. (1965b): Thorn Project - 1965, Cirque Zone; Private report for Julian Mining Company Ltd., dated December 1965.

Aspinall, N.C. (1994): Assessment Report of 1994 Work on the Thorn-Sutlahine Au-Ag-Cu Property; British Columbia Ministry of Energy and Mines Assessment Report #23,612.

Awmack, H.J. (2000): 2000 Geological, Geochemical and Geophysical Report on the Thorn Property; Submitted for assessment credit to the British Columbia Ministry of Energy and Mines Assessment Report

Barr, D.A. (1989): Geological Report on the Thorn Property; Private report for Shannon Energy Ltd., dated May 18, 1989.

Cann, R.M. and J. Lehtinen (1991): Geological and Geochemical Report on the Outlaw Claims; British Columbia Ministry of Energy and Mines Assessment Report #21,756.

Geological Survey of Canada (1988): National Geochemical Reconnaissance 1:250,000 Map Series (Tulsequah); Open File 1647.

Moffat, L. and G. Walton (1987): Diamond Drilling, Outlaw 1-2 Claims; British Columbia Ministry of Energy and Mines Assessment Report #16,310.

Mihalynuk, M.G., M.T. Smith, K.D. Hancock and S. Dudka (1994): Regional and Economic Geology of the Tulsequah River and Glacier Areas (104K/12 & 13), in Geological Fieldwork 1993; British Columbia Ministry of Energy and Mines Paper 1994-1, p. 171-197.

Mihalynuk, M.G., D. Meldrum, S. Sears and G. Johannson (1995): Geology and Mineralization of the Stuhini Creek Area (104K/11), in Geological Fieldwork 1994; British Columbia Ministry of Energy and Mines Paper 1995-1, p. 321-342.

Poliquin, M.J. and J.D. Poliquin (1998): Geology and Hydrothermal Alteration Mineralogy of the Thorn Prospect; report submitted for assessment credit to British Columbia Ministry of Energy and Mines.

Sanguinetti, M.H. (1969): Report on the Ink & Lin Claim Groups; British Columbia Ministry of Energy and Mines Assessment Report #2,512.

Sillitoe, R.H. (1999): Styles of High-Sulphidation Gold, Silver and Copper Mineralisation in Porphyry and Epithermal Environments; Proceedings of PACRIM'99 (Bali, Indonesia, October 10-13, 1999), p. 29-44.

Smith, P.A. (2000): Dighem Survey, Thorn Project, B.C.; Private report for Rimfire Minerals Corporation, dated October 6, 2000.

Souther, J.G. (1971): Geology and Mineral Deposits of Tulsequah Map-area, British Columbia; Geological Survey of Canada Memoir 362.

Thompson, M. and R.J. Howarth (1976): Duplicate Analysis in Geochemical Practice; Analyst, p. 690-709.

Thompson, M. and R.J. Howarth (1978): A New Approach to the Estimation of Analytical Precision; Journal of Geochemical Exploration, p. 23-30.

Wallis, J.E. (1983): Geology, Geochemistry, Geophysics of the Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #11,923.

Walton, G. (1984): Geological, Geochemical and Physical Work, Outlaw 1-4 Claims; British Columbia Ministry of Energy and Mines Assessment Report #12,654.

Walton, G. (1987): Tats Project, 1987 Summary Report; British Columbia Ministry of Energy and Mines Assessment Report #16,726.

Woodcock, J.R. (1982): The Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #10,243.

Woodcock, J.R. (1986): The Thorn Property; Private report for American Reserve Mining Corporation, dated January 24, 1986.

Woodcock, J.R. (1987): Drilling Report, Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #15,897.

APPENDIX B

QUALITY CONTROL / QUALITY ASSURANCE

I. Chain of Custody

All samples were packed in rice sacks and sealed with uniquely-numbered non-resealable security straps. Rice sacks were trucked via BTS to Acme Labs in Vancouver. Acme reported that all bags were received in good condition, with all security straps intact, and with no evidence of tampering.

II. Blanks

Blanks are samples which are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection.

a) Soil Samples

Four soil blanks were inserted into the sample sequence (approximately every 40th sample) and submitted for analysis. The blanks were prepared in Vancouver and analyzed by Chemex Labs Ltd. of North Vancouver in April 2000, with ten analyses giving a reproducible set of values. The following table compares the Thorn blank soil samples to the accepted values returned from pre-field analysis:

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
Pre-field blanks:
Mean+2Std.Dev.	<5	0.02	2.1	0.05	20.0	0.2	2	0.30	37.2
Mean-2Std.Dev.	<5	0.02	1.4	0.03	16.9	0.2	2	0.04	31.2
2000 Thorn blanks:
00HMSL30B	1	< .3	3	< 3	15	< 1	3	< 3	31
2100E 5050N-B	1	< .3	< 2	< 3	18	< 1	4	< 3	33
2600E 4250N-B	2	< .3	3	< 3	15	1	3	< 3	30
2600E 5650N-B	2	< .3	2	< 3	15	< 1	4	< 3	30
2700E 6175N-B	1	< .3	3	< 3	16	< 1	4	< 3	31
2800E 4250N-B	1	< .3	2	< 3	17	1	< 3	< 3	32
2800E 5400N-B	2	< .3	< 2	< 3	15	1	3	< 3	29
3000E 4200N-B	6	< .3	3	< 3	17	1	4	< 3	32
3100E 5250N-B	1	< .3	< 2	< 3	17	< 1	3	< 3	32

All Thorn blanks are within the analytical range determined by pre-field analysis, with the trivial exceptions of Au, As, Cu, Mo, Pb and Zn, each of which has one or more samples slightly outside the range but still at very low levels. This indicates that there was no significant contamination of the Thorn soil blanks submitted for analysis, and, by extension, the remainder of the soil samples. There appears to be a minor systematic discrepancy of a few ppm for Cu, Pb and Zn between Acme and Chemex.

b) Rock Samples

Five rock blanks were inserted into the sample sequence (approximately every 20th sample) and submitted for analysis. The blank was collected from a boulder of apparently unaltered and unmineralized monzonite in Camp Creek, just above its mouth. This blank returned quite variable results; this indicates either contamination during sample preparation or that the boulder was poorly selected and was actually mineralized. The second is not impossible, since weakly altered monzonite hosts the Cirque Zone upstream.

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206627	9	< .3	2	< 3	10	3	< 3	< 3	27
206635	30	4.5	36	< 3	64	2	29	76	49
206650	1	2.0	23	< 3	59	1	17	17	36
206816	75	25.8	373	3	786	1	10	465	39
206836	4	0.3	7	< 3	14	2	35	5	34

III. Lab Duplicate Analysis

Lab duplicates are analyses of two portions of a prepared sample. They are used to measure the reproducibility of laboratory analyses.

a) Soil Samples

On every sheet of 34 soil analyses, Acme includes one lab duplicate; this resulted in 17 lab duplicates for the Thorn project. Thompson and Howarth (1976, 1978) demonstrated that the analytical precision of a dataset can be estimated by duplicate analyses. They established a graphical representation of the precision that is effective for datasets of 10 to 50 samples:

The graphs used to estimate analytical precision of the lab duplicates indicate that for most elements (including Ag, As, Cu, Mo, Pb, Sb and Zn), all duplicate samples plot below the 90th percentile line at 20% precision, indicating excellent correlation between duplicates (and hence reproducibility of analyses). Au is more problematic (see chart below), with 4 samples above the 99th percentile, next to impossible at 20% precision. This implies a much lower precision, likely due to particulate gold and a nugget effect. Precision for Au analyses is closer to 100%.

b) Rock and Core Samples

On every sheet of 34 rock or core analyses, Acme includes one lab duplicate; this resulted in 31 lab duplicates for the Thorn project. All core and rock samples were prepared and analyzed using the same procedures and are comparable. Most elements (including Au, Ag, As, Cu, Mo, Sb and Zn) correlated very well between the duplicate pairs, with none exceeding the 90th percentile line at 20% precision. Pb had one duplicate above the 90th percentile, a very likely occurrence (96% probability at 20% precision).

IV. Field Duplicates

Field duplicates are collection and analysis of two separate samples from the same field location or core interval. They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

a) Soil Samples

A total of 38 sets of field duplicate soil samples were collected (approximately every 20th sample location) and submitted for analysis. All elements show a variability which is inconsistent with 20% precision, but most are consistent with 40% precision (Chart 3). Au is consistent with 100% precision, the same as for the lab duplicates, indicating that laboratory variation is more important than sample variation for Au.

b) Core Samples

Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 19 field duplicates. Only Ag and Sb were reproducible at the 20% precision level, As at 60% precision and Au, Cu, Pb and Zn at 100% precision.

V. Overlimit Assays

Rock and core samples between 1000 and 10,000 ppb Au or exceeding 100 ppm Ag, 10,000 ppm Cu, 10,000 ppm Pb or 10,000 ppm Zn in initial geochemical analysis were assayed for the appropriate element. A few well-mineralized samples were assayed for all of these elements. A table comparing assays to initial geochemical values follows. It can be seen that Au, Cu and Zn geochemical values compare well with subsequent assays, as do Ag and Pb at lower concentrations. Above 100 ppm Ag and 4000 ppm Pb, however, the geochemical analyses drastically understate the "true" (assay) values.
	Au	Ag	Ag	Cu	Pb	Pb	Zn
	(all)	(<100 ppm)	(>100 ppm)	(all)	(<4000 ppm)	(>4000 ppm)	(all)
Number of assays	41	5	35	38	19	7	32
Increase or decrease (assay vs. geochem)	-3%	+1%	+109%	+6%	-2%	+143%	-3%

VI. Metallic Assays

The reject portions of six rock samples exceeding 10,000 ppb Au in initial geochemical analysis were subjected to metallic (screen) assaying to determine whether coarse particulate gold is present and under-reported by conventional sample preparation. Particulate gold is malleable and flattened during the pulverization process; with the standard sample preparation, any coarse gold left on the screens is disregarded. The following table shows that only one sample (206814) demonstrated a significant amount of particulate gold. It appears that 206826 (and maybe 206642 and 206808) also suffered from a "nugget" effect, with the reject assaying half as high as the original sample.

	Initial	Sample	+ Fraction	- Fraction	Total	Increase
	Geochem	Weight	Gold	Assay	Grade	in
	(ppb)	(g)	(mg)	(g/tonne)	(g/tonne)	Grade1
206607	16065	450	0.31	18.79	19.48	4%
206641	51012	486	1.13	55.05	57.38	4%
206642	34436	471	0.34	17.83	18.55	4%
206808	32813	477	0.91	22.23	24.14	9%
206814	31423	510	4.47	13.37	22.13	66%
206826	10234	480	0.07	4.01	4.1	2%

1Relative to the minus fraction assay

VII. Conclusions

    There was no tampering with the samples between collection and laboratory.

    There was no contamination of soil samples in laboratory preparation and analysis.

    It is indeterminate whether rock samples are free of contamination in laboratory preparation and analysis.

    Laboratory preparation and analysis is reproducible at an acceptable level (20%) precision for rock samples. For soil samples, it is reproducible at that level for all elements of interest except Au, which is only reproducible at 100% precision. This may indicate the presence of particulate gold in soil samples or the use of an imprecise method.

    As expected, reproducibility decreases with soil samples once the effects of sampling variation are combined with those of the laboratory. This is demonstrated by the field duplicates, most of whose elements show a 40% precision, while Au is reproducible only at 100%. This variability must be considered when interpreting the soil geochemistry.

    Core samples show less reproducibility than soil samples, inherent in the heterogeneous distribution of metallic minerals, with precisions up to 100%.

    Assaying shows geochemical analysis to be reasonably accurate for Cu and Zn, and for lower levels of Ag (<100 ppm), Pb (<4000 ppm) and Au (<10,000 ppb).

    Higher Pb and Ag contents are significantly understated by the ICP analysis.

Particulate gold is present in at least some high-grade mineralization; all samples exceeding 10,000 ppb Au should be tested by metallic (screen) assaying.

APPENDIX C

GEOLOGIST'S CERTIFICATE

James(Jim), J. Lehtinen

4317 Briardale Road

Courtenay, British Columbia

Canada

V9N 9R7

Phone: (250) 338-1234

CERTIFICATE OF AUTHOR

I, Jim Lehtinen, P.Geo. am a Professional Geoscientist residing at 4317 Briardale Road, Courtenay, British Columbia, Canada.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia.

I graduated from the University of British Columbia with a Bachelor of Science degree in geology in 1984, and I have practiced my profession continuously since 1984.

Since 1984 I have been involved in mineral exploration for gold, silver, copper, lead, zinc, nickel and coal in Canada, Jamaica, Panama and the United States. I was a geologist on an exploration program for epithermal gold mineralization in British Columbia from June to September 1985. I was a geologist on an exploration program for epithermal gold mineralization in British Columbia from March to April 1997 and I directed an exploration program for epithermal gold mineralization in British Columbia from August to September 1998, July and August 1990, and July and August 1991. I was a geologist on exploration programs for porphyry copper-gold and epithermal gold mineralization in Panama during February and April 1995 and in Jamaica from June to September 1992. As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am presently a Consulting Geologist and have been so since June 1989.

From August 16 to September 3, 2000 I worked on the Thorn property for Equity Engineering Ltd., contracted by Rimfire Minerals Ltd. During July and August of 1991 I directed a program on the Outlaw property, which is currently part of the Thorn property. The nature of the 2000 work involved examining previously discovered showings as well as exploration for new showings. The basis of this technical report is the result of the physical work and research conducted by Equity Engineering Ltd. and reported on during this period.

I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of First Au Strategies Corp. in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Courtenay, British Columbia, this 23rd day of May 2002.

(Signed) J. Lehtinen (Seal)

James(Jim) Lehtinen, P.Geo.